 Filed Pursuant to Rule 253(g)(2)

File No: 024-10860

Offering Circular

SUPERNOVA ENERGY, INC.

$7,907,600

1,976,900,000 SHARES OF COMMON STOCK

$0.004 PER SHARE

April 10, 2019

This offering (the “Offering”) pursuant to Regulation A consists of shares of Common Stock (the “Shares” or individually, each a “Share”) that is being offered on a “best efforts” basis, which means that there is no guarantee that any minimum amount will be sold. The Shares are being offered and sold by Supernova Energy, Inc., a Nevada corporation (“Supernova” or the “Company”). We have sold an aggregate of 23,100,000 shares at $0.005 per share since our Offering was qualified by the Securities and Exchange Commission (the “SEC” or the “Commission”) on August 23, 2018. Due to the recent market price decline of our Common Stock, we are decreasing our offering price to $0.004 per Share. The minimum investment amount has also been adjusted to $400 per investor (100 Shares); provided, however, we can still waive the minimum purchase requirement on a case-by-case basis in our sole discretion. The Shares are being offered on a “best efforts” basis to an unlimited number of accredited investors and an unlimited number of non-accredited investors only by the Company. The maximum aggregate amount of the Shares offered is $8,023,100 (the “Total Maximum Offering”) and includes the remaining Shares at a remaining total of 1,976,900,000 (“Maximum Offering.”)

The Company will offer and sell all of the remaining 1,976,900,000 Shares in this Offering at the fixed offering price of $0.004 per Share for the duration of the Offering (the “Offering Price”).

This Offering will terminate on August 23, 2019, the first anniversary of the qualification date, subject to extension for up to thirty (30) days as defined below or the date on which the Maximum Offering Amount is sold or terminated by us (such earlier date, the “Termination Date”).

No Escrow

The proceeds of this Offering will not be placed into an escrow account. We will offer our Common Stock on a best efforts basis. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

Subscriptions are irrevocable and the purchase price is non-refundable as expressly stated in this Offering Circular. The Company, by determination of the Board of Directors, in its sole discretion, may issue the Shares in this Offering for cash, promissory notes, services, and/or other consideration without notice to subscribers. All proceeds received by the Company from subscribers for this Offering will be available for use by the Company upon acceptance of subscriptions for the Shares by the Company.

Our executive offices are located at 265 Sunrise Highway, Suite 1-276, Rockville, Centre, NY 11570 and our telephone number is (785) 422-9121. The Company’s website is www.supernoveenergyinc.com the contents of which are not incorporated by reference into this Offering Circular.

These securities are speculative securities. Investment in the Company’s stock involves significant risk. You should purchase these securities only if you can afford a complete loss of your investment. See the “Risk Factors” section on page 6 of this Offering Circular.

Our Common Stock currently trades on the OTC Pink Sheets under the symbol “SPRN” and the closing bid price of our Common Stock on April 9, 2019 was $0.0041. Our Common Stock currently trades on a sporadic and limited basis.

We are offering the Shares on a “best efforts” basis without the use of a placement agent. We expect to commence the sale of the Shares as of the date on which the Offering Statement of which this Offering Circular is approved by the Attorney General of the State of New York.

This Offering Circular is part of an exemption under Regulation A that permits our officers and directors to sell the shares directly to the public in those jurisdictions where the Offering Circular is approved, with no commission or other remuneration payable for any Shares sold. There are no present plans or arrangements to enter into any contracts or agreements to sell the Shares with a broker or dealer. The Offering will be conducted primarily by the Company's President, Mr. Kevin G. Malone be conducted on a “best-efforts” basis, which means he will use his commercially reasonable best efforts in an attempt to offer and sell the Shares. Mr. Malone will not receive any commission or any other remuneration for these sales. In Offering the shares on our behalf, our President will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended. Mr. Malone meets the requirements of Rule 3a4-1 because he (i) is not be subject to a statutory disqualification, as defined in Section 3(a)(39) of the Exchange Act; (ii) will not be compensated in connection with the sale of the Company’s securities by the payment of commissions, bonus, or other remuneration based either directly or indirectly on transactions in securities and (iii) is not an associated person of a broker or dealer. Further, his sales duties are limited in frequency and proportion. He is serving and will serve as President of the Company and will be selling securities only in connection with this Offering. Mr. Malone intends to rely heavily on advertising, social media, email campaigns, and other such avenues of communication and intends to identify and contact prospective purchasers by such means.

This Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the laws of any such state.

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 6 for a discussion of certain risks that you should consider in connection with an investment in our Common Stock.

	Price to Public (1)	Underwriter Discounts and Commission (2)	Proceeds to Issuer		Proceeds to Other Persons
Per Share	$0.004	$0	$0.004		$0
Minimum Offering (3)	N/A	N/A	N/A		N/A
Maximum Offering	$7,907,600	$0	$7,907,600	(4)	$0

(1)	We are offering the Shares on a continuous basis. See “Distribution – Continuous Offering.”

(2)	We are offering the Shares without a placement agent.

(3)	This is a “best efforts” Offering. The proceeds of this offering will not be placed into an escrow account. We will offer our Common Stock on a best efforts basis primarily through an online platform. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds. See “How to Subscribe.”

(4)	Excludes estimated offering expenses of approximately $75,000 assuming the maximum Offering amount is sold.

Our Board of Directors used its business judgment in setting a value of $0.004 per share to the Company as consideration for the stock to be issued under the Offering. The sales price per share bears no relationship to our book value or any other measure of our current value or worth.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

This Offering is being made on a best efforts basis without the use of an exclusive placement agent. As there is no minimum Offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

Management will make its best effort to fill the subscription in the state of New York. However, in the event that management is unsuccessful in raising the required funds in New York, the Company may file a post qualification amendment to include additional jurisdictions that Management has determined to be in the best interest of the Company for the purpose of raising the maximum offer. In the event that the Offering Circular is fully subscribed, any additional subscriptions shall be rejected and returned to the subscribing party along with any funds received.

In order to subscribe to purchase the shares, a prospective investor must complete a subscription agreement and send payment by check, wire transfer or ACH. The Company has not currently engaged any party for the public relations or promotion of this Offering. As of the date of this filing, there are no additional offers for shares, nor any options, warrants, or other rights for the issuance of additional shares except those described herein.

We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with any information other than the information contained in this Offering Circular. The information contained in this Offering Circular is accurate only as of its date, regardless of the of its delivery or of any sale or delivery of our securities. Neither the delivery of this Offering Circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this Offering Circular. This Offering Circular will be updated and made available for delivery to the extent required by the federal securities laws.

In this Offering Circular, unless the context indicates otherwise, references to “Supernova,” “Supernova Energy,” “SPRN,” the “Company,” “we,” “our,” “us” and similar expressions refer to the activities of and the assets and liabilities of the business and operations of Supernova Energy, Inc., a Nevada corporation.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and elsewhere in this Offering Circular constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward looking statements. The cautionary statements set forth in this Offering Circular, including in “Risk Factors” and elsewhere, identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

•	The speculative nature of the business we intend to develop;

•	Our ability to successfully develop material revenue streams from our developmental activities, many of which are close to start up and not operating at the present time.

•	Our dependence upon external sources for the financing of our operations, particularly given that there are concerns about our ability to continue as a “going concern;”

•	Our ability to effectively execute our business plan;

•	Our ability to manage our expansion, growth and operating expenses;

•	Our ability to finance our business; and

•	Our ability to promote our business;

Although the forward-looking statements in this Offering Circular are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as maybe be required by law, to re-issue this Offering Circular or otherwise make public statements updating our forward-looking statements.

SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all the information that you should consider before deciding whether to invest in our Common Stock. You should carefully read the entire Offering Circular, including the risks associated with an investment in the company discussed in the “Risk Factors” section of this Offering Circular, before making an investment decision. Some of the statements in this Offering Circular are forward-looking statements. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Company Information

Supernova Energy, Inc. (the “Company”) is an oil and gas exploration and production company incorporated in the state of Nevada on June 22, 2009. On October 21, 2013 the Company elected to change its corporate name from Northumberland Resources, Inc. to Supernova Energy, Inc.

The Company’s Common Stock are quoted on the OTC Pink Sheets quotation market under the symbol “SPRN.”

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Overview

Supernova Energy Inc. is a United States-based oil and gas production and exploration company with key holdings in Kansas and Kentucky. The Company’s goal is to acquire economical leases in known oil and gas formations with low cost of recovery. The strategy, to avoid risk by using new technologies on shallow oil wells to increase production on existing oil producing leases. The targeted areas will remain economical even with the low oil price we have today. Supernova intends to engage in an aggressive plan to acquire leases at discount given the current lower price of oil per barrel. The Company believes there are many value driven acquisition opportunities available today.

Supernova Energy Inc. holds various oil and gas leases in Kansas and one oil lease in Kentucky. The low cost of drilling is why we have focused our efforts in these two states. We have a great team of oil and gas professionals in each of these locations that will be integral to Supernova’s success.

Objectives

To exploit oil projects which have the potential to deliver cash flow normally associated with higher risk projects, without exposure to high risk failure rates. Our Company will target existing oil leases in known oil producing states and apply new exploration technologies to increase production and stockholder value.

Keys to Success

In today’s global economy, our Company has identified three ways to be and remain competitive:

1.	Diversify risk by acquiring working interest ownership in multiple leases with various risk factors in a range of oil and gas producing formations, between 500 and 6,000 feet deep.

2.	Employ qualified regional experts to assist in the acquisition and exploration of Supernova’s local assets.

3.	Engage in lower cost exploration, utilizing state-of-the-art technologies with a minimal monthly operation cost to production ratio.

Properties

We lease the properties in Kansas and Kentucky described in this Offering Circular under “Description of Business.”

Our executive offices are located at 265 Sunrise Highway, Suite 1-276, Rockville, Centre, NY 11570 and our telephone number is (785) 422-9121. The Company’s website is www.supernoveenergyinc.com the contents of which are not incorporated by reference into this Offering Circular.

Trading Market

Our Common Stock trades in the Pink Open Market under the symbol “SPRN.” The Company’s securities have not recently been delisted by any securities exchange. The Issuer filed a Form 15-12G with the Securities and Exchange Commission de-registering its Common Stock on January 9, 2017.

Section 15(g) of the Securities Exchange Act of 1934

We are subject to the provisions of Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the “penny stock rule.” Section 15(g) sets forth certain requirements for transactions in penny stock, and Rule 15g-9(d) incorporates the definition of “penny stock” that is found in Rule 3a51-1 of the Exchange Act. The SEC generally defines a penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. We will be subject to the SEC’s penny stock rules.

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Since our common stock may be deemed to be penny stock, trading in the shares of our common stock is subject to additional sales practice requirements on broker-dealers who sell penny stock to persons other than established customers and accredited investors. “Accredited investors” are persons with assets in excess of $1,000,000 (excluding the value of such person’s primary residence) or annual income exceeding $200,000 or $300,000 together with their spouse. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such security and must have the purchaser’s written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt the rules require the delivery, prior to the first transaction of a risk disclosure document, prepared by the SEC, relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in an account and information to the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealer to trade and/or maintain a market in our common stock and may affect the ability of the Company’s stockholders to sell their shares of common stock.

There can be no assurance that our shares of common stock will qualify for exemption from the Penny Stock Rule. In any event, even if our common stock was exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock if the SEC finds that such a restriction would be in the public interest.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low-priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

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OFFERING SUMMARY

Issuer:	Supernova Energy, Inc., a Nevada corporation
Securities Offered:	Up to 1,976,900,000 shares of Common Stock, par value $0.001 per share (the “Shares”), on a “best offering” basis by the officers and directors of the Company.

Offering Price:	$0.004 per Share

Minimum Purchase:	$400 (100,000 Shares) although the Company reserves the right to accept subscriptions for lesser amounts.

Capitalization:

☐  Common Stock, par value $0.0001 per share

•   3 billion (3,000,000,000) authorized

•   115,980,572 issued and outstanding as of the date this Offering Circular.

☐  Preferred Stock, par value $0.0001 per share

o   25 billion (25,000,000) “blank check” authorized

o   2 million (2,000,000) shares of Series A Convertible Preferred Stock designated; 233,800 shares of Series A Convertible Preferred Stock issued and outstanding as of the date of this Offering Circular.

o   25,000 shares of Series B Preferred Stock designated; 25,000 shares of Series B Stock issued and outstanding as of the date of this Offering Circular.

Number of Shares Outstanding After the Offering:	2,092,880,572 shares of Common Stock, assuming all of the Shares being offered are sold.

Placement Agent:	None

Trading Market:	Our Common Stock trades on the OTC Pink Sheets under the symbol “SPRN.”

Use of Proceeds:

If we sell all of the Shares being offered, our net proceeds (after our estimated Offering expenses) will be $75,000. We will use these net proceeds for acquisitions and working capital and other general corporate purposes.

Dividends:

The Company has not declared or paid a cash dividend to stockholders since it was organized and does not intend to pay dividends in the foreseeable future. The Board of Directors presently intends to retain any earnings to finance our operations and does not expect to authorize cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the Company’s earnings, capital requirements and other factors.

Risk Factors:

Investing in our Common Stock involves a high degree of risk, including, but not limited to:

☐  Speculative nature of our business;

☐  Competition;

☐  Concerns about our ability to continue as a going concern;

☐  Our need for more capital;

☐  Immediate and substantial dilution; and

☐  Limited market for our Common Stock.

Investors are advised to read and pay careful attention to the section on Risk Factors starting on page 6 of this Offering Circular.

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RISK FACTORS

An investment in our Common Stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this Offering Circular, before purchasing our Common Stock. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some statements in this Offering Circular, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

There is a current net loss, significant current liabilities, and substantial doubt regarding the Company’s ability to continue as a going concern,

For the year ending December 31, 2017, we incurred a net loss of $313,394. At December 31, 2017, there was an accumulated deficit of $3,875,466 and we had $1,131,373 of working capital. There are limited assets to fund our short term operating cash flow or service debt obligations. We have not yet established an ongoing source of revenues sufficient to cover our operating costs and allow us to continue as a going concern. These conditions raise substantial doubt about our ability to continue as a going concern.

The continuation of the Company is dependent upon the continued financial support from our stockholders, our ability to obtain necessary equity financing to continue operations, and the attainment of profitable operations. Bank loans are based on a company’s history, proceeds and balance. It is difficult to get line of credit from bank when a company cannot meet the financial institution’s requirements. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern.

Our business and operations may experience rapid growth. If we fail to manage our growth, our business and operating results could be harmed and we may have to incur significant expenditures to address the additional operational and control requirements of this growth.

We may experience rapid growth in our sales and operations, which may place significant demands on our management, operational and financial infrastructure. If we do not manage our growth, the quality of our products and services could suffer, which could negatively affect our brand and operating results. To manage this growth, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. These systems enhancements and improvements will require significant capital expenditures and allocation of valuable management resources. If the improvements are not implemented successfully, our ability to manage our growth will be impaired and we may have to make significant additional expenditures to address these issues, which could harm our financial position. The required improvements may include: enhancing our information and communication systems to attempt to optimize proper service to our customers, and enhancing systems of internal controls to ensure timely and accurate reporting of all of our operations.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Common Stock.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our brand and operating results could be harmed. We may in the future discover areas of our internal controls need improvement. We cannot be certain that any measures we implement will ensure that we achieve and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

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We cannot be certain that additional financing will be available on reasonable terms when required, or at all.

From time to time, we may need additional financing. Our ability to obtain additional financing, if and when required, will depend on investor demand, our operating performance, the condition of the capital markets, and other factors. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. We may need to raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences, or privileges senior to the rights of our Common Class A Stock, and our existing stockholders may experience dilution.

There has been a limited public market for our Common Stock prior to this Offering, and an active market in which investors can resell their shares may not develop.

Prior to this Offering, there has been a limited public market for our Common Stock. We cannot predict the extent to which an active market for our Common Stock will develop or be sustained after this Offering, or how the development of such a market might affect the market price of our Common Stock. The initial Offering Price of our Common Stock in this Offering has been set by us based on a number of factors, including market conditions in effect at the time of the Offering, and it may not be in any way indicative of the price at which our shares will trade following the completion of this Offering. Investors may not be able to resell their shares at or above the initial Offering Price.

The market price of our Common Stock may fluctuate, and you could lose all or part of your investment.

The Offering Price for our Common Stock will be set by us based on a number of factors, and may not be indicative of prices that will prevail on OTC Markets or elsewhere following this Offering. The price of our Common Stock may decline following this Offering. The stock market in general, and the market price of our Common Stock, will likely be subject to fluctuation whether due to, or irrespective of, our operating results, financial condition and prospects.

Our financial performance, our industry’s overall performance, changing consumer preferences, technologies and advertiser requirements, government regulatory action, tax laws and market conditions in general could have a significant impact on the future market price of our Common Stock. Some of the other factors that could negatively affect our share price or result in fluctuations in our share price include:

•	actual or anticipated variations in our periodic operating results;

•	changes in earnings estimates;

•	changes in market valuations of similar companies;

•	actions or announcements by our competitors;

•	adverse market reaction to any increased indebtedness we may incur in the future;

•	additions or departures of key personnel;

•	actions by stockholders;

•	speculation in the press or investment community; and

•	our intentions and ability to list our Common Stock on a national securities exchange and our subsequent ability to maintain such listing.

We do not expect to declare or pay dividends in the foreseeable future.

We do not expect to declare or pay dividends in the foreseeable future, as we anticipate that we will invest future earnings in the development and growth of our business. Therefore, holders of our Common Stock will not receive any return on their investment unless they sell their securities, and holders may be unable to sell their securities on favorable terms or at all.

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Our financial statements are unaudited and have not been reviewed by an independent accountant.

Management has prepared the Company’s financial statements. These statements have not been audited. No independent accountant has reviewed these financial statements.

Because we do not have an audit or compensation committee, stockholders will have to rely on our directors, none of whom is not independent, perform these functions.

We do not have any audit or compensation committee. The Board of Directors performs these functions as a whole. No one member of the Board of Directors is an independent director. Thus, there is a potential conflict in that board members who are also part of management will participate in discussions concerning management compensation and audit issues that may affect management decisions.

Because we lack certain internal controls over financial reporting in that we do not have an audit committee and our Board of Directors has no technical knowledge of U.S. GAAP and internal control of financial reporting and relies upon the Company’s financial personnel to advise the Board on such matters, we are subject to increased risk related to financial statement disclosures.

We lack certain internal controls over financial reporting in that we do not have an audit committee and our Board of Directors has no technical knowledge of U.S. GAAP and internal control of financial reporting and relies upon the Company’s financial personnel to advise the Board on such matters. Accordingly, we are subject to increased risk related to financial statement disclosures.

The outstanding Series B Non-Convertible Preferred Stock has 80% voting control and is owned by an affiliate, thereby giving it significant ability to influence the election of our directors and the outcome of matters submitted to our stockholders.

Generally, the outstanding shares of Series B Non-Convertible Preferred Stock shall vote together with the shares of Common Stock and other voting securities of the Company as a single class and, regardless of the number of shares of Series B Non-Convertible Preferred Stock outstanding and as long as at least one of such shares of Series B Non-Convertible Preferred Stock is outstanding, shall represent eighty percent (80%) of all votes entitled to be voted at any annual or special meeting of stockholders of the Company or action by written consent of stockholders. Each outstanding share of the Series B Non-Convertible Preferred Stock shall represent its proportionate share of the 80% which is allocated to the outstanding shares of Series B Non-Convertible Preferred Stock. Kevin Malone, the Company’s CEO and director owns 100% of the 25,000 issued and outstanding shares of Series B Non-Convertible Preferred Stock. As a result, Mr. Malone has the ability to significantly influence the outcome of issues submitted to our stockholders. The interests of this stockholder may not always coincide with our interests or the interests of other stockholders, and this stockholder may act in a manner that advances his best interests and not necessarily those of our other stockholders. As a consequence, it may be difficult for investors to remove our management. The ownership of this stockholder could also deter unsolicited takeovers, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

We will not have reporting obligations under Sections 13 or 15 of the Securities Exchange Act of 1934.

Regulation A does not impose any reporting requirements on issuers conducting Tier 1 offerings. Our common stock is not registered under the Exchange Act, and we do not intend to register our common stock under the Exchange Act for the foreseeable future, provided that, we will register our common stock as required under the Exchange Act if we have, after the last day of our fiscal year, more than either (i) 2,000 persons; or (ii) 500 shareholders of record who are not accredited investors, in accordance with Section 12(g) of the Exchange Act.

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We will not have reporting obligations under Sections 14 or 16 of the Securities Exchange Act of 1934, nor will any shareholders have reporting requirements of Regulation 13D or 13G, nor Regulation 14D.

So long as our common stock is not registered under the Exchange Act, our directors and executive officers and beneficial holders of 10% or more of our outstanding common stock will not be subject to Section 16 of the Exchange Act. Section 16(a) of the Exchange Act requires executive officers and directors, and persons who beneficially own more than 10% of a class of equity securities registered under the Exchange Act to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of common stock and other equity securities, on Forms 3, 4 and 5, respectively. Such information about our executive officers, directors, and 10% beneficial holders will only be available through this (and any subsequent) offering statement, and periodic reports we file there under.

Further, as long as our common stock are not registered under the Exchange Act, we will not be subject to Section 14 of the Exchange Act, which, among other things, prohibits companies that have securities registered under the Exchange Act from soliciting proxies or consents from shareholders without furnishing to shareholders and filing with the SEC a proxy statement and form of proxy complying with the proxy rules.

In addition, so long as our common stock are not registered under the Exchange Act, our Company will not be subject to the reporting requirements of Regulation 13D and Regulation 13G, which requires the disclosure of any person who, after acquiring directly or indirectly the beneficial ownership of any equity securities of a class, becomes, directly or indirectly, the beneficial owner of more than five (5%) of the class.

The reporting required by Section 14(d) of the Exchange Act provides information to the public about persons other than the company who is making the tender offer. A tender offer is a broad solicitation by a company or a third party to purchase a substantial percentage of a company’s common stock for a limited period of time. This offer is for a fixed price, usually at a premium over the current market price, and is customarily contingent on shareholders tendering a fixed number of their shares.

As an issuer not required to make reports to the Securities and Exchange Commission under Section 13 or 15(d) of the Securities Exchange Act of 1934, holders of restricted shares may not be able to sell shares into the open market as Rule 144 exemptions may not apply.

Under Rule 144 of the Securities Act of 1933, as amended, holders of restricted shares may avail themselves of certain exemptions from registration if the holder and the issuer meet certain requirements. As a company that is not required to file reports under Section 13 or 15(d) of the Exchange Act, referred to as a non-reporting company, we may not, in the future, meet the requirements for an issuer under 144 that would allow a holder to qualify for Rule 144 exemptions. In such an event, holders of restricted stock would have to utilize another exemption from registration or rely on a registration statement to be filed by the Company registering the restricted stock. There can be no guarantee that the Company will be able to fulfill one of these registration statements, which could have an adverse effect on our shareholders.

The preparation of our consolidated financial statements involves the use of estimates, judgments and assumptions, and our consolidated financial statements may be materially affected if such estimates, judgments or assumptions prove to be inaccurate.

Financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) typically require the use of estimates, judgments and assumptions that affect the reported amounts. Often, different estimates, judgments and assumptions could reasonably be used that would have a material effect on such financial statements, and changes in these estimates, judgments and assumptions may occur from period to period over time. Significant areas of accounting requiring the application of management’s judgment include, but are not limited to, determining the fair value of assets and the timing and amount of cash flows from assets. These estimates, judgments and assumptions are inherently uncertain and, if our estimates were to prove to be wrong, we would face the risk that charges to income or other financial statement changes or adjustments would be required. Any such charges or changes could harm our business, including our financial condition and results of operations and the price of our securities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of the accounting estimates, judgments and assumptions that we believe are the most critical to an understanding of our consolidated financial statements and our business.

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If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our Common Stock could be negatively affected.

Any trading market for our Common Stock will be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our Common Stock could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage or us, the market price and market trading volume of our Common Stock could be negatively affected.

Future issuances of our Common Stock or securities convertible into our Common Stock, or the expiration of lock-up agreements that restrict the issuance of new Common Stock or the trading of outstanding stock, could cause the market price of our Common Stock to decline and would result in the dilution of your shareholding.

Future issuances of our Common Stock or securities convertible into our Common Stock, and/or conversion of the Notes convertible into Common Stock, or the expiration of lock-up agreements that restrict the sale of Common Stock by selling stockholders, or the trading of outstanding stock, could cause the market price of our Common Stock to decline. We cannot predict the effect, if any, of the exercise of conversion of the Notes into Common Stock or other future issuances of our Common Stock or securities convertible into our Common Stock, or the future expirations of lock-up agreements, on the price of our Common Stock. In all events, future issuances of our Common Stock would result in the dilution of your shareholding. In addition, the perception that locked-up parties will sell their securities when the lock-ups expire, could adversely affect the market price of our Common Stock.

Our Common Stock is subject to the penny stock rules, making it more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If the price of our Common Stock is less than $5.00, our Common Stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our Common Stock, and therefore stockholders may have difficulty selling their shares.

Our management has broad discretion as to the use of certain of the net proceeds from this Offering.

We intend to use up to $7,948,100 of the net proceeds from this Offering (if we sell all of the Shares being offered and deducting $75,000 of estimated expenses) for working capital, acquisition and exploration and other general corporate purposes. However, we cannot specify with certainty the particular uses of such proceeds. Our management will have broad discretion in the application of the net proceeds designated for use as working capital or for other general corporate purposes. Accordingly, you will have to rely upon the judgment of our management with respect to the use of these proceeds. Our management may spend a portion or all of the net proceeds from this Offering in ways that holders of our Common Stock may not desire or that may not yield a significant return or any return at all. The failure by our management to apply these funds effectively could harm our business. Pending their us, we may also invest the net proceeds from this Offering in a manner that does not produce income or that loses value. See “Use of Proceeds” below for more information.

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DILUTION

If you purchase shares in this Offering, your ownership interest in our Common Stock will be diluted immediately, to the extent of the difference between the price to the public charged for each share in this Offering and the net tangible book value per share of our Common Stock after this Offering.

Our historical net tangible book value as of December 31, 2017 was $442,380 or $(0.00983) per then-outstanding share of our Common Stock. Historical net tangible book value per share equals the amount of our total tangible assets less total liabilities, divided by the total number of shares of our Common Stock outstanding, all as of the date specified.

The following table illustrates the per share dilution to new investors discussed above, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the shares offered for sale in this Offering (after deducting estimated offering expenses of $75,000):

Percentage of shares offered that are sold	100%	75%	50%	25%

Price to the public charged for each share in this offering	$0.004	$0.004	$0.004	$0.004

Historical net tangible book value per share as of December 31, 2017 (1) ($)	0.00983	0.000983	0.00983	0.00983

Increase in net tangible book value per share attributable to new investors in this offering (2) ($)	0.00548	0.00565	0.00571	0.00574

Net tangible book value per share, after this offering ($)	0.00435	0.00418	0.00412	0.00409

Dilution per share to new investors ($)	0.00035	0.00018	0.00012	0.00009

(1)	Based on net tangible book value as of December 31, 2017 of $442,370 and 45,000,472 outstanding shares of Common Stock.

(2)	After deducting estimated offering expenses of $75,000. The Company believes that the amount of sales effort and the expense involved will vary according to the amount we can raise because the Company is dependent on its President to raise funds. The President intends to rely heavily on advertising, social media, email campaigns, and other such avenues of communication. Spending more on these items should increase the results of these communications.

PLAN OF DISTRIBUTION

This Offering Circular is part of an Offering Statement that we filed with the SEC, using a continuous offering process. Periodically, as we have material developments, we will provide an Offering Circular supplement that may add, update or change information contained in this Offering Circular. Any statement that we make in this Offering Circular will be modified or superseded by any inconsistent statement made by us in a subsequent Offering Circular supplement. The Offering Statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular. You should read this Offering Circular and the related exhibits filed with the SEC and any Offering Circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC. See the section entitled “Additional Information” below for more details.

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This Offering is being made on a “best efforts,” self-underwritten basis without the use of an exclusive placement agent. As there is no minimum number of Shares we have to sell in this Offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

This Offering Circular is part of an exemption under Regulation A that permits our officers and directors to sell the Shares directly to the public in those jurisdictions where the Offering Circular is approved, with no commission or other remuneration payable for any Shares sold. There are no present plans or arrangements to enter into any contracts or agreements to sell the Shares with a broker or dealer. In offering the Shares on our behalf, our officers and directors will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Exchange Act. The Offering will be conducted primarily by the Company’s President, Mr. Kevin G. Malone. Mr. Malone meets the requirements of Rule 3a4-1 because he is not subject to a statutory disqualification, as defined in Section 3(a)(39) of the Exchange Act, he will not be compensated in connection with the sale of the issuer’s securities by the payment of commissions, bonus, or other remuneration based either directly or indirectly on transactions in securities. He is not an associated person of a broker or dealer. Further, his sales duties are limited in frequency and proportion. He is serving and will serve as President of the Company and will be selling securities only in connection with this Offering. Mr. Malone also intends to rely heavily on advertising, social media, email campaigns, and other such avenues of communication and to identify and contact prospective purchasers by such means.

Exchange Listing

Our Common Stock is traded on OTC Markets in the Pink Open Market under the symbol “SPRN.”

Pricing of the Offering

Prior to the Offering, there has been a limited public market for the Shares. The $0.004 Offering Price was arbitrarily determined by us. The principal factors considered in determining the Offering Price include:

•	the information set forth in this Offering Circular and otherwise available;

•	our history and prospects and the history of and prospects for the industry in which we compete;

•	our past and present financial performance;

•	our prospects for future earnings and the present state of our development;

•	the general condition of the securities markets at the time of this Offering;

•	the recent market prices of, and demand for, publicly traded Common Stock of generally comparable companies; and

•	other factors deemed relevant by us.

Offering Period and Expiration Date

This Offering will start on or after the date the Offering Statement of which this Offering Circular is a part is qualified by the SEC (the “Qualification Date”) and will terminate upon the earlier of (i) the anniversary of the Qualification Date; (ii) when all of the Shares are sold; (iii) we terminate this Offering. The Company will offer and sell all of the shares in the Offering at the price of $0.004 per Share for the duration of the Offering.

Selling Securityholders

There are no selling securityholders in this Offering.

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Procedures for Subscribing

If you decide to subscribe for Shares in this Offering, you must:

1.	Complete, execute and deliver to us a subscription agreement; and

2.	Deliver funds directly by wire or electronic funds transfer via ACH to the specified account maintained by us.

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. We shall only deliver such subscription agreement upon request after a potential investor has had ample opportunity to review this Offering Circular.

No Escrow

The proceeds of this Offering will not be placed into an escrow account. We will offer our Common Stock on a best efforts basis. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

Right to Reject Subscriptions

After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to the Company, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions

Subscriptions are irrevocable and the purchase price is non-refundable as expressly stated in this Offering Circular. The Company, by determination of the Board of Directors, in its sole discretion, may issue the Shares in this Offering for cash, promissory notes, services, and/or other consideration without notice to subscribers. All proceeds received by the Company from subscribers for this Offering will be available for use by the Company upon acceptance of subscriptions for the Shares by the Company.

Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the Shares subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

Other Selling Restrictions

Other than in the United States, no action has been taken by us that would permit a public offering of our Common Stock in any jurisdiction where action for that purpose is required. Our Common Stock may not be offered or sold, directly or indirectly, nor may this Offering Circular or any other Offering material or advertisements in connection with the offer and sale of shares of our Common Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Offering Circular comes are advised to inform themselves about and to observe any restrictions relating to this Offering and the distribution of this Offering Circular. This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy our Common Stock in any jurisdiction in which such an offer or solicitation would be unlawful.

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USE OF PROCEEDS

If we sell all of the Shares being offered, our net proceeds (after our estimated Offering expenses of $75,000 will be $7,948,100 (consisting of the 23,100,000 Shares we’ve already sold at $0.005 per share and the 1,976,900,000 Shares we are offering at $0.004 per Share pursuant to this Supplement). We intend to use the net proceeds in the event 25%, 50%, 75% and 100% of the Shares being offered in this Offering are sold as indicated below:

If 25% of the Offering is sold (net proceeds of $1,930,775):

Item	Amount	Percentage
Acquisition of oil and gas assets	$1,158,465	60%
Exploration and Development	$386,155	20%
Legal	$96,539	5%
Operations	$96,539	5%
Working Capital	$96,539	5%
Consulting	$48,269	2.5%
Salaries	$48,269	2.5%
Total	$1,930,775	100.00%

If 50% of the Offering is sold (net proceeds of $3,936,550):

Item	Amount	Percentage
Acquisition of Oil and Gas Assets	$2,361,930	60%
Exploration and Development	$787,310	20%
Legal	$196,828	5%
Operation	$196,828	5%
Working Capital	$196,828	5%
Consulting	$98,413	2.5%
Salaries	$98,413	2.5%
Total	$3,936,550	100.00%

If 75% of the Offering is sold (net proceeds of $5,942,325):

Item	Amount	Percentage
Acquisition of Oil and Gas Assets	$3,565,395	60%
Exploration and Development	$1,188,466	20%
Legal	$297,116	5%
Operations	$297,116	5%
Working Capital	$297,116	5%
Consulting	$148,558	2.5%
Salaries	$148,558	2.5%
Total	$5,942,325	100.00%

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If 100% of the Offering is sold (net proceeds of $7,948,100):

Item	Amount	Percentage
Acquisition of Oil and Gas Assets	$4,768,860	60%
Exploration and Development	$1,589,619	20%
Legal	$397,405	5%
Operations	$397,405	5%
Working Capital	$397,405	5%
Consulting	$198,703	2.5%
Salaries	$198,703	2.5%
Total	$7,948,100	100.00%

The precise amounts that we will devote to each of the foregoing items, and the timing of expenditures, will vary depending on numerous factors. As indicated in the table above, if we sell only 75%, or 50%, or 25% of the shares offered for sale in this Offering, we would expect to use the net proceeds for the same purposes as we would use the net proceeds from a sale of 100% of the shares, and in approximately the same proportions, until such time as such use of proceeds would leave us without working capital reserve. At that point we would expect to modify our use of proceeds by the implementation of our business plan, leaving us with the working capital reserve indicated.

The expected use of net proceeds from this Offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve and change. The amounts and timing of our actual expenditures, specifically with respect to working capital, may vary significantly depending on numerous factors. The precise amounts that we will devote to each of the foregoing items, and the timing of expenditures, will vary depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering.

In the event we do not sell all of the Shares being offered, we may seek additional financing from other sources in order to support the intended use of proceeds indicated above. If we secure additional equity funding, investors in this Offering would be diluted. In all events, there can be no assurance that additional financing would be available to us when wanted or needed and, if available, on terms acceptable to us.

DESCRIPTION OF BUSINESS

Company Information

Supernova Energy, Inc. (the “Company”) is an oil and gas exploration and production company incorporated in the state of Nevada on June 22, 2009. On October 21, 2013, the Company elected to change its corporate name from Northumberland Resources, Inc. to Supernova Energy, Inc.

The Company’s Common Stock are quoted on the OTC Pink Sheets quotation market under the symbol “SPRN.”

Overview

The Company is a US-based oil and gas production and exploration company with key holdings in Kansas and Kentucky. The Company’s goal is to acquire economical leases in known oil and gas formations with low cost of recovery. The strategy, to avoid risk by using new technologies on shallow oil wells to increase production on existing oil producing leases. The targeted areas will remain economical even with the low oil price we have today. Supernova’s intends to implement an aggressive plan to acquire leases at discount given the current lower price of oil per barrel. The Company believes there are many value driven acquisition opportunities available today. Supernova intends to be debt responsible and maintain a low debt to revenue ratio.

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Oil and Gas Leases

Kansas Lease Holdings:

Anderson Lease: Barton County, KS 160 acres

•	The Anderson lease located in the Chase-Silica field has three oil wells and a refitted SWD well. This lease currently runs off electricity and has been producing since 1956 from the Arbuckle formation, as of the yearend 2015, it has produced 363,800 from six different wells. There are potential drilling locations in the Arbuckle and potential pay behind the pipe in the Lansing - Kansas City

•	Working interest (WI) - 23%

•	On May 9, 2018, the Company entered into a lease and purchase agreement with each of Harbourtown Inc. and Navon Consulting Corp. pursuant to which the Company has agreed to purchase their respective 18.4% (aggregate of 36.8%) interest in this property in consideration for $20,000 and 20,000 shares of preferred stock, each within 90 days. The transactions have not closed as of the date of this Offering Circular.

Asmussen Lease: Butler County, KS, 80 acres

•	The Asmussen Lease was brought back online by the Company in November 2015 and currently produces oil from one well (Asmussen 16-3). The lease also has a recently converted salt water disposal well (Asmussen 16-1). Historically, the Asmussen Lease has been producing from the Arbuckle formation since 1965

•	Working interest (WI) - 100%

Moon Lease - Cowley County, KS, 40 acres

•	There lease has one oil well and two salter water disposal wells.

•	Working interest (WI) – 20%

Pratt County, KS Lease Holdings: Supernova is operator and 100% working interest owner of its Pratt County, KS leases (5 leases totaling 780 acres) located within the established Sawyer Field and is currently producing both oil and gas.

Harrel D Lease - Pratt County, KS, 160 acres

•	The lease has one temporarily abandoned oil well and one salt water disposal well. This salt water disposal well is being used to facilitated the disposal of saltwater from Supernova’s neighboring leases.

•	Working interest (WI) - 100%

Keyes A Lease - Pratt County, KS, 80 acres

•	The lease has one producing oil well

•	Working interest (WI) - 100%

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Keyes B Lease - Pratty County, KS, 160 acres

•	The lease has three temporarily abandoned wells

•	Working interest (WI) - 100%

Larrison Lease- Pratt County, KS, 160 acres

•	Undeveloped

•	Working interest (WI) - 100%

Thompson Lease - Pratt County, KS, 40 acres

•	Undeveloped

•	Working interest (WI) - 100%

Kentucky Lease Holdings:

Monroe Lease – Monroe County, KY, 500 acres +/-

•	This lease has one producing oil well and one temporarily abandoned well.

•	Working interest (WI) - 35%

Plan of Operation

Our plan of operations is to further develop our recent oil and gas acquisitions in Kansas and Kentucky and carry out further exploration and acquisition in the oil and gas sectors.

Market for Oil and Gas Production

The market for oil and gas production is regulated by both the state and federal governments. The overall market is mature and with the exception of gas, all producers in a producing region will receive the same price. The major oil companies will purchase all crude oil offered for sale at posted field prices. There are price adjustments for quality differences from the Benchmark. Benchmark is Saudi Arabian light crude oil employed as the standard on which OPEC price changes have been based. Quality variances from Benchmark crude results in lower prices being paid for the variant oil. Oil sales are normally contracted with a purchaser or gatherer as it is known in the industry who will pick up the oil at the well site. In some instances, there may be deductions for transportation from the well head to the sales point. At this time the majority of crude oil purchasers do not charge transportation fees unless the well is outside their service area. The service area is a geographical area in which the purchaser of crude oil will not charge a fee for picking upon the oil. The purchaser or oil gatherer as it is called within the oil industry, will usually handle all check disbursements to both the working interest and royalty owners. We will be a working interest owner. By being a working interest owner, we are responsible for the payment of our proportionate share of the operating expenses of the well. Royalty owners and overriding royalty owners receive a percentage of gross oil production for the particular lease and are not obligated in any manner whatsoever to pay for the costs of operating the lease. Therefore, we, in most instances, will be paying the expenses for the oil and gas revenues paid to the royalty and overriding royalty interests.

Gas sales are by contract. The gas purchaser will pay the well operator 100% of the sales proceeds on or about the 25th of each and every month for the previous month’s sales. The operator is responsible for all checks and distributions to the working interest and royalty owners. There is no standard price for gas. Price will fluctuate with the seasons and the general market conditions. It is our intention to utilize this market whenever possible in order to maximize revenues. We do not anticipate any significant change in the manner production is purchased, however, no assurance can be given at this time that such changes will not occur.

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Strategy

Supernova Energy’s strategy is to accumulate depressed oil and gas leases. Since the recent decline in oil price from above $100 per barrel to approximately $70 per barrel we have seen the value of lease prices also decline. This has created a unique opportunity to acquire assets at a discount. Management has observed a few factors that have contributed to the fall in oil and gas asset prices. First, the abrupt decline in price per barrel; this was caused by over production specifically in high cost shale oil, oil sands and the continued high rate of production from OPEC Nations. Second, the unprecedentedly low interest rate led to an increase of debt on small to mid-sized oil producers and exploration companies. With high debt and declining revenue, in some cases as much as half, oil companies’ debt levels became unmanageable and were forced to liquidate assets at steep discounts. This created a rare opportunity for Supernova Energy to capitalize on. We have identified key low cost areas where production is viable at current price per barrel and production cost will consistently remain low, allowing Supernova to manage risk typically associated with oil producers. Supernova will focus on acquiring excellent oil and gas assets at extreme value.

Acquisition and Production Targets

Acquisition:

Supernova Energy plans to acquire majority ownership in leases with historical production or minimal current production. Our plans are to re-enter and re-work the existing wells for secondary recovery. This includes deepening, acidized or fracturing wells to increase production. We have several leases targeted with knowledgeable partners in each state that we believe can help Supernova execute its business plan. As part of our acquisition strategy we encourage our operators to have a small stake in the leases so they have a vested interest in the success of each lease. Our strategy consists of small to medium size leases from between 40-700 acres with drill targets of 2-15 wells per lease. Diversifying ownership in multiple leases and mitigating the risk.

Supernova’s secondary acquisition strategy will implore a minority ownership strategy for lease acquisition with higher risks associated. We intend to invest in leases with our proven partners, allowing Supernova to participate in larger oil fields and more extensive drill programs.

Production Targets:

Supernova Energy plans to slowly and steadily raise our daily production. This is anticipated to allow the Company to evaluate leases in real time and consider the global economy, price of oil verses the cost of exploration and lease acquisition costs.

Government Regulations

The production and sale of oil and gas is subject to regulation by state, federal and local authorities. In most areas there are statutory provisions regulating the production of oil and natural gas under which administrative agencies may set allowable rates of production and promulgate rules in connection with the operation and production of such wells, ascertain and determine the reasonable market demand of oil and gas, and adjust allowable rates with respect thereto.

The sale of liquid hydrocarbons was subject to federal regulation under the Energy Policy and Conservation Act of 1975 which amended various acts, including the Emergency Petroleum Allocation Act of 1973. These regulations and controls included mandatory restrictions upon the prices at which most domestic and crude oil and various petroleum products could be sold. All price controls and restrictions on the sale of crude oil at the wellhead have been withdrawn. It is possible, however, that such controls may be re-imposed in the future but when, if ever, such re-imposition might occur and the effect thereof is unknown.

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The sale of certain categories of natural gas in interstate commerce is subject to regulation under the Natural Gas Act and the Natural Gas Policy Act of 1978 (“NGPA”). Under the NGPA, a comprehensive set of statutory ceiling prices applies to all first sales of natural gas unless the gas is specifically exempt from regulation (i.e., unless the gas is deregulated). Administration and enforcement of the NGPA ceiling prices are delegated to the Federal Energy Regulatory Commission (“FERC”). In June 1986 the FERC issued Order No. 451, which in general is designed to provide a higher NGPA ceiling price for certain vintages of old gas. It is possible, though unlikely, that we may in the future acquire significant amounts of natural gas subject to NGPA price regulations and/or FERC Order No. 451.

Our operations are subject to extensive and continually changing regulation because of legislation affecting the oil and natural gas industry is under constant review for amendment and expansion. Many departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the oil and natural gas industry and its individual participants. The failure to comply with such rules and regulations can result in large penalties. The regulatory burden on this industry increases our cost of doing business and, therefore, affects our profitability. However, we do not believe that we are affected in a significantly different way by these regulations than our competitors are affected.

Transportation and Production

We can make sales of oil, natural gas and condensate at market prices which are not subject to price controls at this time. The price that we receive from the sale of these products is affected by our ability to transport and the cost of transporting these products to market. Under applicable laws, FERC regulates:

•	the construction of natural gas pipeline facilities, and

•	the rates for transportation of these products in interstate commerce.

Our possible future sales of natural gas are affected by the availability, terms and cost of pipeline transportation. The price and terms for access to pipeline transportation remain subject to extensive federal and state regulation. Several major regulatory changes have been implemented by Congress and FERC from 1985 to the present. These changes affect the economics of natural gas production, transportation and sales. In addition, FERC is continually proposing and implementing new rules and regulations affecting these segments of the natural gas industry that remain subject to FERC’s jurisdiction. The most notable of these are natural gas transmission companies.

FERC’s more recent proposals may affect the availability of interruptible transportation service on interstate pipelines. These initiatives may also affect the intrastate transportation of gas in some cases. The stated purpose of many of these regulatory changes is to promote competition among the various sectors of the natural gas industry. These initiatives generally reflect more light-handed regulation of the natural gas industry. The ultimate impact of the complex rules and regulations issued by FERC since 1985 cannot be predicted. In addition, some aspects of these regulatory developments have not become final but are still pending judicial and FERC final decisions. We cannot predict what further action FERC will take on these matters. However, we do not believe that any action taken will affect us much differently than it will affect other natural gas producers, gatherers and marketers with which we might compete.

Effective as of January 1, 1995, FERC implemented regulations establishing an indexing system for transportation rates for oil. These regulations could increase the cost of transporting oil to the purchaser. We do not believe that these regulations will affect us any differently than other oil producers and marketers with which we compete.

Regulation of Drilling and Production

Our proposed drilling and production operations are subject to regulation under a wide range of state and federal statutes, rules, orders and regulations. Among other matters, these statutes and regulations govern:

•	the amounts and types of substances and materials that may be released into the environment,

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•	the discharge and disposition of waste materials,

•	the reclamation and abandonment of wells and facility sites, and

•	the remediation of contaminated sites,

and require:

•	permits for drilling operations,

•	drilling bonds, and

•	reports concerning operations.

Environmental Regulations

General. Our operations are affected by the various state, local and federal environmental laws and regulations, including the:

•	Clean Air Act,

•	Oil Pollution Act of 1990,

•	Federal Water Pollution Control Act,

•	Resource Conservation and Recovery Act (“RCRA”),

•	Toxic Substances Control Act, and

•	Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”).

These laws and regulations govern the discharge of materials into the environment or the disposal of waste materials, or otherwise relate to the protection of the environment. In particular, the following activities are subject to stringent environmental regulations:

•	drilling,

•	development and production operations,

•	activities in connection with storage and transportation of oil and other liquid hydrocarbons, and

•	use of facilities for treating, processing or otherwise handling hydrocarbons and wastes.

Violations are subject to reporting requirements, civil penalties and criminal sanctions. As with the industry generally, compliance with existing regulations increases our overall cost of business. The increased costs cannot be easily determined. Such areas affected include:

•	unit production expenses primarily related to the control and limitation of air emissions and the disposal of produced water,

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•	capital costs to drill exploration and development wells resulting from expenses primarily related to the management and disposal of drilling fluids and other oil and natural gas exploration wastes, and

•	capital costs to construct, maintain and upgrade equipment and facilities and remediate, plug and abandon inactive well sites and pits.

Environmental regulations historically have been subject to frequent change by regulatory authorities. Therefore, we are unable to predict the ongoing cost of compliance with these laws and regulations or the future impact of such regulations on our operations. However, we do not believe that changes to these regulations will have a significant negative effect on our operations.

A discharge of hydrocarbons or hazardous substances into the environment could subject us to substantial expense, including both the cost to comply with applicable regulations pertaining to the cleanup of releases of hazardous substances into the environment and claims by neighboring landowners and other third parties for personal injury and property damage. We do not maintain insurance for protection against certain types of environmental liabilities.

The Clean Air Act requires or will require most industrial operations in the United States to incur capital expenditures in order to meet air emission control standards developed by the EPA and state environmental agencies. Although no assurances can be given, we believe the Clean Air Act requirements will not have a material adverse effect on our financial condition or results of operations.

RCRA is the principal federal statute governing the treatment, storage and disposal of hazardous wastes. RCRA imposes stringent operating requirements, and liability for failure to meet such requirements, on a person who is either:

•	a “generator” or “transporter” of hazardous waste, or

•	an “owner” or “operator” of a hazardous waste treatment, storage or disposal facility.

At present, RCRA includes a statutory exemption that allows oil and natural gas exploration and production wastes to be classified as non-hazardous waste. As a result, we will not be subject to many of RCRA’s requirements because our operations will probably generate minimal quantities of hazardous wastes.

CERCLA, also known as “Superfund,” imposes liability, without regard to fault or the legality of the original act, on certain classes of persons that contributed to the release of a “hazardous substance” into the environment. These persons include:

•	the “owner” or “operator” of the site where hazardous substances have been released, and

•	companies that disposed or arranged for the disposal of the hazardous substances found at the site.

CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. In the course of our ordinary operations, we could generate waste that may fall within CERCLA’s definition of a “hazardous substance.” As a result, we may be liable under CERCLA or under analogous state laws for all or part of the costs required to clean up sites at which such wastes have been disposed.

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Under such law we could be required to:

•	remove or remediate previously disposed wastes, including wastes disposed of or released by prior owners or operators,

•	clean up contaminated property, including contaminated groundwater, or

•	perform remedial plugging

•	operations to prevent future contamination.

We could also be subject to other damage claims by governmental authorities or third parties related to such contamination.

Legal Proceedings

We may from time to time be involved in various claims and legal proceedings of a nature we believe are normal and incidental to temporary employee staffing business. These matters may include product liability, intellectual property, employment, personal injury cause by our employees, and other general claims. We will accrue for contingent liabilities when it is probable that a liability has been incurred and the amount can be reasonably estimated. We are not presently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Employees

At present, we have no employees. We currently operate with one executive officer and two directors, who devote their time as required to our business operations. The CEO and Director receive $2,500 per month. The other director invoices the Company for his time. Personnel will be added on an as-needed basis.

DESCRIPTION OF PROPERTY

We lease the properties in Kansas and Kentucky described in this Offering Circular under “Description of Business.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our consolidated financial statements and the notes thereto appearing elsewhere in this Offering Circular. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and elsewhere in this Offering Circular. Please see the notes to our Financial Statements for information about our Critical Accounting Policies and Recently Issued Accounting Pronouncements.

Plan of Operation for the Next Twelve Months

Our plan of operations is to further develop our oil and gas assets in Kansas and Kentucky and carry out further exploration and acquisition in the oil and gas sectors.

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Going Concern

For the year ending December 31, 2017, the Company incurred net loss of $313,394. At December 31, 2017, there is an accumulated deficit of $3,875,466 and the Company has $1,131,373 of working capital. There are limited assets to fund short term operating cash flow or service debt obligations. There is no assurance that financing will be available in the future. In view of these matters, there is substantial doubt that the Company will continue as a going concern. The Company is currently pursuing sources of short and long-term working capital.

Research and Development

The Company expects to engage in limited research and development expenses. These will consist primarily of salaries, and benefits for employees who are responsible for research and development of new business. We will expense all of our research and development costs as they are incurred.

General and Administrative

The majority of our general and administrative expenses will consist of salaries, benefits, and share-based compensation for certain of our executives as well as our legal, finance, human resources, corporate communications and policy employees, and other administrative employees. In addition, general and administrative expenses include professional and legal services. The Company expects to incur substantial expenses in marketing the current Offering, in closing sales, and in promoting and managing its operations.

Property and Equipment

As of December 31, 2017, and 2016 the Company’s oil and gas pumping and support equipment consisted of the following:

	December 31,	December 31,
	2017	2016
Oil and gas pumping and support equipment	$267,631	$267,631
Accumulated depreciation	(267,631)	(221,164)
Net	$—	$46,467

During 2016, the entry that was made in 2015 to impairment for equipment in the amount of $94,466 was reversed due to operations resuming production. Also, during 2016, $48,000 was charged to depreciation resulting in a net balance for Oil and gas pumping and support equipment in the amount of $46,467.

During the year ended December 31, 2017, $46,467 was depreciated.

Oil and Gas Properties

We lease the properties in Kansas and Kentucky described in this Offering Circular under “Description of Business.”

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As of December 31, 2017, and 2016 the Company’s oil and gas properties consisted of the following:

	December 31,	December 31,
	2017	2016
Proved producing properties	$822,897	$802,897
Proved non-producing properties	—	—
Unproved properties	396,325	396,325
Unproved purchase OMR Drilling	150,000	150,000
Accumulated depletion	(933,669)	(813,699)
Net Oil and Gas Properties	$435,553	$535,523

On January 29, 2015, the Company entered into a Drilling Agreement with an unrelated third party whereby the Company will pay $100,000 to drill the well and $50,000 to complete the well. In return, the Company will receive a 100% working interest and an 80% net revenue interest in the well. During the year ended December 31, 2015 the $50,000 paid for drilling costs was repaid to the Company.

On January 28, 2015, the Company entered an Assignment of Oil & Gas Lease with an unrelated third party whereby the Company was assigned the entire 80% working interest in and to certain leaseholds in Russell County, Kentucky.

During the year ending December 31, 2015, the Company impaired the value of its proven and unproven reserves and support equipment of $329,023 due to lower oil prices. For the year ending December 31, 2016, the Company reversed the impairment in the amount of $329,023 made in 2015 of its proven and unproven reserves because of the recommencement of production and improved oil prices. The Company also acquired new leases and title at a cost of $41,500. During March 2017, the Company sold the Dannebohm lease for $40,000. During the year ended December 31, 2017, $60,000 of upgrades were completed and capitalized to provide oil producing properties.

Operating Results

Fiscal Year Ended December 31, 2017 compared to Fiscal Year Ended December 31, 2016

Revenues

We had revenues of $83,108 for the fiscal year ended December 31, 2017 compared to $104,932 for the fiscal year ended December 31, 2016, a decrease of $$21,824 or approximately 20%. This decrease was primarily a result of a lower cost per barrel and repairs needed on certain leases.

Operating Expenses

We had operating expenses of $541,971 for the fiscal year ended December 31, 2017, compared to $60,020 for the fiscal year ended December 31, 2016, an increase of $481,951 or approximately 90%. Operating expenses consist of depletion, depreciation, amortization and accretion expenses, lease operating expenses, professional fees, impairment of oil and gas properties, and general and administrative expenses. The increase in operating expenses from 2016 to 2017 was primarily due to lease operating expenses increasing by $31,669 or 35% from $90,357 for the fiscal year ended December 31, 2016 to $122,026 for the fiscal year ended December 31, 2017.

Both operating costs and expected revenue generation are difficult to predict. There can be no assurance that revenues will be sufficient to cover future operating costs, and it may be necessary to continuously raise additional capital to sustain operations.

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We expect our operating expenses will significantly increase in 2018 resulting from the addition of marketing and client service staff and professional services.

Income/Losses

Net losses were $313,394 and $7,029 for the fiscal years ended December 31, 2017 and 2016 The $306,365 (approximately 97.7%) increase was attributable to one-time_ impairment reversal of certain oil and gas properties due to resuming oil production.

There can be no assurance that we will achieve or maintain profitability, or that any revenue growth will take place in the future.

Impact of Inflation

We believe that inflation has had a negligible effect on operations since inception. We believe that we can offset inflationary increases in the cost of operations by increasing sales and improving operating efficiencies.

Liquidity and Capital Resources

At December 31, 2017, we had only $79 in cash on hand, an accumulated deficit of $3,875,466 and $1,131373 in working capital. We have not yet established an ongoing source of revenues sufficient to cover our operating costs and allow us to continue as a going concern. These conditions raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent on our obtaining adequate capital to fund operating losses until we become profitable, of which there can be no assurances. If we are unable to obtain adequate capital, we could be forced to cease operations.

To continue as a going concern, we need, among other things, additional capital resources. Our plan is to obtain such resources for the Company by obtaining capital from selling the Common Stock in this Offering and/or management and significant stockholders meet our minimal operating expense. However, we cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

We believe that if we need to raise a minimum of $1,000,000 in this Offering to implement our business plan and $120,000 in order to sustain our intended working capital needs for the next 12 months. If we are unable to raise the needed funds on an acceptable basis, we may be forced to cease or curtail operations.

To date, we have primarily funded our working capital needs by issuing equity and debt securities, including the following within the fiscal years ended December 31, 2016 and 2017.

•	During the year ending December 31, 2016, the Company borrowed a total $346,500 from unrelated third parties pursuant to three note agreements. The notes bear interest at a rate of 5% per annum and were due one year from the date of issuance. These notes have not been paid off and are currently in default. The Company intends to have the notes’ maturity dates extended.

•	For the year ending December 31, 2017, the Company borrowed a total of $50,000 from two unrelated party bear interest at a rate of 8% per annum. The notes are due one year from the date of issuance.

•	On March 8, 2017, the Company signed a subscription agreement for the purchase of 75,000 preferred shares at $1.00 per share. On March 29, 2017, the $75,000 was received by the Company.

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•	On March 16, 2018, the Company entered into a Services Agreement (the “Services Agreement”) with LQD Ventures, LLC, a Delaware limited liability company d/b/a Minivest.com, an unrelated entity (“Minivest”), pursuant to which Minivest shall serve as a business advisor and online marketing platform to the Company in consideration for a promissory note, dated March 16, 2018 (the “Note”), for the principal amount of $25,000 (the “Principal Amount”), bearing interest at the rate of 10% per annum and maturing on March 16, 2018 (the “Note”).

The holder of the Note or its assigns (“Holder”) has the right, from time to time, to convert any part of the outstanding interest or Principal Amount of the Note into fully paid and non-assessable shares of Common Stock of the Company (the “Conversion Stock”) at the conversion price as discussed below (the “Conversion Price”). Promptly after delivery to the Company of a Notice of Conversion of Convertible Note, properly completed and duly executed by the Holder (a “Conversion Notice”), the Company shall issue and deliver to or upon the order of the Holder that number of shares of Common Stock for the that portion of the Note to be converted (the “Conversion Amount”).

The Conversion Price shall equal to sixty percent (60%) of the lowest Trading Price (defined below) during the Valuation Period (defined below), and the Conversion Amount shall be the amount of principal or interest electively converted in the Conversion Notice. The total number of shares due under any conversion notice (“Notice Shares”) will be equal to the Conversion Amount divided by the Conversion Price.

On the date that a Conversion Notice is delivered to Holder, the Company shall deliver an estimated number of shares (“Estimated Shares”) to Holder’s brokerage account equal to the Conversion Amount divided by the product of (i) Sixty Percent (60%) and (ii) the lowest trading price in the forty (40) Trading Days prior to the day the Holder requests conversion.

The “Valuation Period” shall mean forty (40) Trading Days, commencing on the first Trading Day following delivery and clearing of the Notice Shares in Holder’s brokerage account, as reported by Holder (“Valuation Start Date”). If at any time, one or multiple times, during the Valuation Period, the sum of Estimated Shares and Additional Shares already delivered to Holder is less than the Notice Shares, the Company must immediately deliver enough shares equal to the difference (“Additional Shares”). A Conversion Amount will not be considered fully converted until the end of the Valuation Period for that Conversion Amount, as decreases in the Conversion Price would require the issuance of more Additional Shares, and thereby the issuance of more Notice Shares.

“Trading Price” means, for any security as of any date, any trading price on the OTC Bulletin Board, or other applicable trading market (the “OTCBB”) as reported by a reliable reporting service (“Reporting Service”) mutually acceptable to the Company and Holder (i.e. Bloomberg) or, if the OTCBB is not the principal trading market for such security, the price of such security on the principal securities exchange or trading market where such security is listed or traded. “Trading Day” shall mean any day on which the Common Stock is tradable for any period on the OTCBB, or on the principal securities exchange or other securities market on which the Common Stock is then being traded.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

In the ordinary course of our business, we are not exposed to market risk of the sort that may arise from changes in interest rates or foreign currency exchange rates, or that may otherwise arise from transactions in derivatives.

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The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company’s significant estimates and assumptions include the fair value of the Company’s common stock, stock-based compensation, the recoverability and useful lives of long-lived assets, and the valuation allowance relating to the Company’s deferred tax assets.

SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made in preparing these financial statements include the estimate of proved oil and gas reserves and related present value estimates of future net cash flows therefrom and the assessment of asset retirement obligations.

Recent Accounting Pronouncements

The Company has evaluated recent accounting pronouncements and their adoption has not had or is not expected to have a material impact on the Company’s financial position or statements.

Oil and Gas Properties

The Company uses the full cost method of accounting for oil and natural gas properties. Under this method, all acquisition, exploration and development costs, including certain payroll, asset retirement costs, other internal costs, and interest incurred for finding oil and natural gas reserves, are capitalized. Internal costs that are capitalized are directly attributable to acquisition, exploration and development activities and do not include costs related to production, general corporate overhead or similar activities. Costs associated with production and general corporate activities are expensed in the period incurred. Proceeds from the sale of oil and natural gas properties are applied to reduce the capitalized costs of oil and natural gas properties unless the sale would significantly alter the relationship between capitalized costs and proved reserves, in which case a gain or loss is recognized.

Capitalized costs associated with impaired properties and capitalized costs related to properties having proved reserves, plus the estimated future development costs, and asset retirement costs under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 410 “Asset Retirement and Environmental Obligations” (FASB ASC 410), are amortized using the unit-of-production method based on proved reserves. Capitalized costs of oil and natural gas properties, net of accumulated amortization and deferred income taxes, are limited to the total of estimated future net cash flows from proved oil and natural gas reserves, discounted at ten percent, plus the cost of unevaluated properties.

There are many factors, including global events that may influence the production, processing, marketing and price of oil and natural gas. A reduction in the valuation of oil and natural gas properties resulting from declining prices or production could adversely impact depletion rates and capitalized cost limitations. Capitalized costs associated with properties that have not been evaluated through drilling or seismic analysis, including exploration wells in progress, are excluded from the unit-of-production amortization. Exclusions are adjusted annually based on drilling results and interpretative analysis.

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Sales of oil and natural gas properties are accounted for as adjustments to the net full cost pool with no gain or loss recognized, unless the adjustment would significantly alter the relationship between capitalized costs and proved reserves. If it is determined that the relationship is significantly altered, the corresponding gain or loss will be recognized in the statements of operations.

Costs of oil and gas properties are depleted using the unit-of-production method. For the years ended December 31, 2017 and 2016, the Company recognized $166,466 and $168,000, respectively of depletion expense related to oil and gas production.

Ceiling Test – In applying the full cost method and in accordance with ASC 932, the Company performs an impairment test (ceiling test) at each reporting date, whereby the carrying value of property and equipment is compared to the value of its proved reserves discounted at a ten percent interest rate of future net revenues, based on current economic and operating conditions, plus the cost of Properties not being amortized, plus the lower of cost or fair market value of unproved properties included in costs being amortized, less the income tax effects related to book and tax basis differences of the properties. During the years ended December 31, 2017 and 2016, no impairment expense was recorded in connection with the full cost ceiling test calculation.

Revenue Recognition – Revenues from the sale of oil and natural gas are recognized when the product is delivered at a fixed or determinable price, title has transferred, and collectability is reasonably assured. For oil sales, this occurs when the customer takes delivery of oil from the operators’ storage tanks.

Asset Retirement Obligations

The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. If the liability is settled for an amount other than the recorded amount, a gain or loss is recognized.

Long-Lived Assets

Long-lived assets include equipment and intangible assets other than those with indefinite lives. We assess the carrying value of our long- lived asset groups when indicators of impairment exist and recognize an impairment loss when the carrying amount of a long-lived asset is not recoverable from the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Indicators of impairment include significant underperformance relative to historical or projected future operating results, significant changes in our use of the assets or in our business strategy, loss of or changes in customer relationships and significant negative industry or economic trends. When indications of impairment arise for a particular asset or group of assets, we assess the future recoverability of the carrying value of the asset (or asset group) based on an undiscounted cash flow analysis. If carrying value exceeds projected, net, undiscounted cash flows, an additional analysis is performed to determine the fair value of the asset (or asset group), typically a discounted cash flow analysis, and an impairment charge is recorded for the excess of carrying value over fair value.

Property and equipment are recorded at historical cost less accumulated depreciation, unless impaired. Depreciation is charged to operations over the estimated useful lives of the assets using the straight-line. Upon retirement or sale, the historical cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized. Expenditures for repairs and maintenance are charged to expense as incurred.

Income Taxes

Income taxes are provided in accordance with FASB Codification Topic 740, Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss-carry forwards.

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Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

The asset and liability approach is used to account for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Fair Value Measurements

The fair value of a financial instrument is the amount that could be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. A fair value hierarchy is used to prioritize the quality and reliability of the information used to determine fair values. Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is defined into the following three categories:

•   Level 1: Quoted market prices in active markets for identical assets or liabilities

•   Level 2: Observable market-based inputs or inputs that are corroborated by market data

•   Level 3: Unobservable inputs that are not corroborated by market data

Basic and Diluted Loss per Share

Basic and diluted loss per share is calculated by dividing the Company’s net loss applicable to common stockholders by the weighted average number of common stock during the period. Diluted earnings per share is calculated by dividing the Company’s net income available to common stockholders by the diluted weighted average number of shares outstanding during the year. Diluted loss per share is the same as basic loss per share during periods where net losses are incurred since the inclusion of the potential common stock equivalents would be anti-dilutive as a result of the net loss.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information regarding our executive officers, directors and significant employees, including their ages as of the date of this Offering Circular:

Name	Position	Age	Term of Office (Month/Year)	Approximate hours per week for part-time employees
Kevin G. Malone (1)	President, Secretary, Treasurer and Director	52	December 2014	10
Nicholas Upchurch (2)	Director	38	May 2016	N/A

(1)	On May 22, 2018, the Company entered into an employment agreement, effective as of January 1, 2018, with Kevin G. Malone pursuant to which Mr. Malone has agreed to serve as the Company’s President and Chief Executive Officer and member of the Board of Directors. The term of Mr. Malone’s employment agreement is two years, unless terminated pursuant to the terms thereof. In consideration for services rendered, the Company has agreed to pay Mr. Malone $60,000 per year, paid on a monthly basis. In addition, Mr. Malone shall be eligible to receive periodic bonuses in amounts to be determined by the Board of Directors. The employment agreement may be terminated by either the Company or Mr. Malone effective no sooner than 30 days’ prior written notice to the other and a suitable replacement is found.

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(2)	Nicholas Upchurch provides services to the Company on an as needed basis and invoices the Company for at a pre-negotiated rate.

Family Relationships

There are no family relationships between any of our officers and directors.

Significant Employees

We do not have any significant employees other than our current executive officers and directors named in this Offering Circular.

Business Experience

Kevin G. Malone, President, Secretary, Treasurer & Director

Mr. Malone has been serving as the Chief Executive Officer and President to the Company since March 2014. Mr. Malone has served on the board of directors of US Highland Inc. (OTC Pink Sheets: UHLN) since February 2013 and resigned from that position in June 2017. Prior to joining US Highland, Mr. Malone worked in the financial service industry since 1985. From March 2009 through October 2012, Mr. Malone served as head trader for R.F. Lafferty & Company, Inc. From January 2006 until March 2009, Mr. Malone worked in the same capacity at Westminster Securities Corporation. From December 2002 through January 2006, Mr. Malone worked for Aegis Capital Corporation.

Nicholas Upchurch, Director

Mr. Upchurch ss a fifth-generation oil and gas professional whose career started in 1998 with Twin Lakes Drilling, Company. With over 18 years of experience in leasing, drilling, operating, completions, and geological analysis, Mr. Upchurch has been involved in the acquisition of over 100,000 acres across the central United States. Mr. Upchurch owned and operated Lucky Production from 2004 to 2010. He continued his oil and gas work with Olim Energy, LLC in 2011, before becoming owner and CEO of OMR Drilling in 2012. As owner, Nicholas has acquired over 15,000 acres and has drilled, operated, and/or produced over 100 wells in Appalachian Basin for investors, both in the United States and international.

Involvement in Certain Legal Proceedings

Pursuant to Form 1-A, issuers are required to describe any of the following events which occurred during the past five years and which are material to an evaluation of the ability or integrity of any director or executive officer: (1) a petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing; or (2) Such person was convicted in a criminal proceeding (excluding traffic violations and other minor offenses).

None of the foregoing events have occurred.

Board Composition

Our Board of Directors currently consists of two members, Kevin G. Malone and Nicholas Upchurch. Each director of the Company serves until the next annual meeting of stockholders and until his successor is elected and duly qualified, or until his earlier death, resignation or removal. Our board is authorized to appoint persons to the offices of Chairman of the Board of Directors, President, Chief Executive Officer, one or more vice presidents, a Treasurer or Chief Financial Officer and a Secretary and such other offices as may be determined by the board.

We have no formal policy regarding board diversity. In selecting board candidates, we seek individuals who will further the interests of our stockholders through an established record of professional accomplishment, the ability to contribute positively to our collaborative culture, knowledge of our business and understanding of our prospective markets.

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Director Independence

We are not currently subject to listing requirements of any national securities exchange or inter-dealer quotation system which has requirements that a majority of the Board of Directors be “independent” and, as a result, we are not at this time required to have our Board of Directors comprised of a majority of “independent directors.” Nevertheless, Nicholas Upchurch, our only non-employee director, qualifies as independent under the applicable standards of the SEC and the NASDAQ stock market.

Board Committees

Our board does not currently have a standing Audit Committee, Compensation Committee or Nominating/Corporate Governance Committee due the board’s limited size and the Company’s limited operations. The entire Board of Directors performs all functions that would otherwise be performed by committees. Given the present size of our Board, it is not practical for us to have committees other than those described above, or to have more than two directors on such committees. If we are able to grow our business and increase our operations, we intend to expand the size of our board and our committees and allocate responsibilities accordingly.

Board Leadership Structure and Risk Oversight

The Board of Directors oversees our business and considers the risks associated with our business strategy and decisions. The board currently implements its risk oversight function as a whole. Each of the board committees, when established, will provide risk oversight in respect of its areas of concentration and report material risks to the board for further consideration.

Code of Business Conduct and Ethics

Prior to one year from the date of this Offering’s qualification, we will be adopting a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. We will post on our website a current copy of the code and all disclosures that are required by law or market rules in regard to any amendments to, or waivers from, any provision of the code.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table represents information regarding the total compensation our officers and directors of the Company for the fiscal year ended December 31, 2017:

Name	Capacity in which compensation was received (e.g., Chief Executive Officer, director, etc.) ($)	Cash Compensation ($) (1)	Other Compensation ($)	Total Compensation ($)
Kevin G. Malone --President, Secretary, Treasurer and Director (2)	Chief Executive Officer and Director	$30,000	$0	$30,000
Nicholas Upchurch --Director	Director	$0	$0	$0

(1)	Consists of a monthly payment of $2,500.

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(2)	On May 22, 2018, the Company entered into an employment agreement, effective as of January 1, 2018, with Kevin G. Malone pursuant to which Mr. Malone has agreed to serve as the Company’s President and Chief Executive Officer and member of the Board of Directors. The term of Mr. Malone’s employment agreement is two years, unless terminated pursuant to the terms thereof. In consideration for services rendered, the Company has agreed to pay Mr. Malone $60,000 per year, paid on a monthly basis. In addition, Mr. Malone shall be eligible to receive periodic bonuses in amounts to be determined by the Board of Directors. The employment agreement may be terminated by either the Company or Mr. Malone effective no sooner than 30 days’ prior written notice to the other and a suitable replacement is found.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth certain information known to s regarding beneficial ownership of our voting securities as of July 31, 2018 for (i) all executive officers and directors as a group, individually naming each director executive officer who beneficially owns more than 10% of any class of the Company’s voting securities; and (ii) any other securityholder who beneficially owns more than 10% of any class of the Company’s voting securities as such beneficial ownership would be calculated if the Company were subject to Rule 13d-3(d)(1) of the Exchange Act.

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Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In accordance with Securities and Exchange Commission rules, shares of our Common Stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the applicable table below are deemed beneficially owned by the holders of such options and warrants and are deemed outstanding for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage of ownership of any other person. Subject to community property laws, where applicable, the persons or entities named in the tables below have sole voting and investment power with respect to all shares of our Common Stock indicated as beneficially owned by them.

Name and Address of Beneficial Owner (1)	Title of Class	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable (2)		Percent of Class (3)(4)
Executive Officers and Directors
Kevin G. Malone --President, Secretary, Treasurer and Director	Common Stock	0	15,000,000	(5)	25.00%
	Series A Preferred Stock	150,000	0		20.62%

Nicholas Upchurch --Director	Common Stock	0	0		—
	Series A Preferred Stock	0	0		—

All Executive Officers and Directors as a group (2 persons)	Common Stock	0	15,000,000	(5)	25.00%
	Series A Preferred Stock	150,000	0		20.62%

10% Stockholders
I-Quest, Inc. 701 N. Green Valley Parkway #100-258 Henderson, NV 89074 (6)	Common Stock	14,875	47,500,000	(7)	51.73%
	Series A Preferred Stock	475,000	0		65.28%

(1)	Unless otherwise noted, the address of the Beneficial Owner is c/o Supernova Energy, Inc., 265 Sunrise Highway, Suite 1-276, Rockville, Centre, NY 11570.

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(2)	Consists of shares the reporting person has the right to acquire within sixty days, including but not limited to any right to acquire: (i) through the exercise of any option, warrant or right; (ii) through the conversion of a security; (ii) pursuant to the power to revoke a trust, discretionary account, or similar arrangement; or (iv) pursuant to the automatic termination of a trust, discretionary account or similar arrangement.

(3)	The percentage of Common Stock is based on 115,980,572 shares of Common Stock plus any shares of Common Stock the reporting person has the right to acquire within 60 days.

(4)	The percentage of Series A Preferred Stock is based on 727,600 shares of Series A Preferred Stock plus any shares of Series A Preferred Stock the reporting person has the right to acquire within 60 days. The Series A Preferred Stock has 1:100 conversion and voting rights.

(5)	Consists of 15,000,000 shares of Common Stock issuable upon the conversion of 150,000 shares of Preferred Stock held by Mr. Malone.

(6)	Fortunato Villamagna, the former Chief Executive Officer and President of the Company until June 28, 2014, has voting and dispositive control over I-Quest, Inc.

(7)	Consists of 47,500,000 shares of Common Stock issuable upon the conversion of 475,000 shares of Preferred Stock held by I-Quest, Inc.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

To the best of our knowledge, from inception to December 31, 2017, other than as set forth above, there were no material transactions, or series of similar transactions, or any currently proposed transactions, or series of similar transactions, to which we were or are to be a party, in which the amount involved exceeds $50,000, and in which any director or executive officer, or any security holder who is known by us to own of record or beneficially more than 10% of any class of our Common Stock, or any member of the immediate family of any of the foregoing persons, has an interest (other than compensation to our officers and directors in the ordinary course of business). An “immediate family member” of a person means such person’s child, stepchild, parent, step parent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, or any person (other than a tenant or employee) sharing such person’s household

SECURITIES BEING OFFERED

General

This Offering Circular relates to the sale of up to 1,976,900,000 shares of our Common Stock by the officer and directors of the Company on a “best efforts” basis at an offering price of $0.004 per share, for a total offering proceeds of 7,907,600 if all shares are sold. There is no minimum aggregate offering amount and no provision to escrow or return investor funds if any minimum number of shares is not sold. The minimum amount established for investors is $400 (100,000 shares), unless such minimum is waived by the Company, in its sole discretion. All money we receive from the offering will be immediately appropriated by us for the uses set forth in the Use of Proceeds section of this Offering Circular.

The Company files a Certificate of Amendment to Articles of Incorporation of the Company with the Secretary of State of Nevada on June 1, 2018 (“the “Amendment”) thereby amending the authorized capitalization of the Company to consist of 3 billion (3,000,000,000) shares of Common Stock, par value $0.0001 per share, and 25 million (25,000,000) shares of “blank check” preferred stock par value $0.0001 per share (the “Preferred Stock”) with such designations, rights and preferences as may be determined from time to time by the Board of Directors of the Company without stockholder approval.

As of April 9, 2019, the Company had 115,980,572 shares of Common Stock, 223,800 shares of Series A Preferred Stock and 25,000 shares of Series B Preferred Stock outstanding.

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Common Stock

Each share of Common Stock entitles the holder to one vote, either in person or by proxy, at meetings of stocholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the stockholders of our Common Stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of such directors. The vote of the holders of a majority of the issued and outstanding shares of Common Stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law. Stockholders may take action by written consent of over 50% of the issued and outstanding common stock of the Company.

Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. We have not paid any dividends since our inception, and we presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Holders of our Common Stock have no pre-emptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities. There are not any provisions in our Articles of Incorporation, as amended, or our Bylaws that would prevent or delay change in our control.

Preferred Stock

Under the terms of our Articles of Incorporation, as amended, our Board of Directors is authorized to issue shares of Preferred Stock in one or more series without stockholder approval. Our Board of Directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of Preferred Stock.

The purpose of authorizing our Board of Directors to issue Preferred Stock and determination its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock.

Series A Convertible Preferred Stock

On June 6, 2018, the Company filed a Certificate of Designation with the Nevada Secretary of State thereby designating 2 million (2,000,000) shares as Series A Convertible Preferred Stock (the “Series A Preferred Stock”). On June 6, 2018, the Company automatically converted the 727,600 shares of Preferred Stock outstanding before the Amendment into shares of Series A Preferred Stock, without any action required by the holders thereof, on a one-for-one basis pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended, available under Section 3(a)(9) promulgated thereunder.

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Below is a summary of our Series A Preferred Stock. A copy of the Certificate of Designation is filed as an Exhibit to the Offering Statement and is incorporated by reference herein.

Voting Rights:	Our Series A Preferred Stock has voting rights equal to a 1:100 basis, such that each share of Series A Preferred Stock is entitled to 100 votes in any vote of the Company’s common stockholders.

Dividends:	Holders of Series A Preferred Stock are not entitled to dividends. Such dividends are payable only as and if declared by the Company’s Board of Directors.

Liquidation Rights:	Holders of Series A Preferred Stock are entitled to receive the amount payable in cash equal to the original purchase price paid by such holder for its shares of Series A Preferred Stock. After the payment of such amounts, remaining assets of the Company shall be distributed ratably to the holders of the Series A Preferred Stock and common stock of the Company.

Conversion:	Subject to certain conditions, our Series A Preferred Stock is entitled to conversion in to shares of Common Stock, at a ratio of 1 share of Series A Preferred Stock to 100 shares of Common Stock.

Protective Provisions:	Holders of Series A Preferred Stock are entitled to certain protective provisions relating to potential issuances of new shares of Series A Preferred Stock.

Ranking:	The Series A Preferred Stock shall, with respect to distribution rights on liquidation, winding up and dissolution, (i) rank senior to any of the shares of Common Stock of the Company, and any other class or series of stock of the Company which by its terms shall rank junior to the Series A Preferred Stock, and (ii) rank junior to any other series or class of Preferred Stock of the Company and any other class or series of stock of the Corporation which by its term shall rank senior to the Series A Preferred Stock.

Series B Non-Convertible Preferred Stock

On August 17, 2018, pursuant to its Articles of Incorporation and Bylaws, the Board of Directors of the Company unanimously approved the designation of a new series of preferred stock named the "Series B Non-Convertible Preferred Stock” and consisting of 25,000 shares with a stated value of $0.0001 per share (the “Series B Preferred Stock”). Generally, the outstanding shares of Series B Preferred Stock shall vote together with the shares of Common Stock and other voting securities of the Company as a single class and, regardless of the number of shares of Series B Preferred Stock outstanding and as long as at least one of such shares of Series B Preferred Stock is outstanding, shall represent eighty percent (80%) of all votes entitled to be voted at any annual or special meeting of stockholders of the Company or action by written consent of stockholders. Each outstanding share of the Series B Preferred Stock shall represent its proportionate share of the 80% which is allocated to the outstanding shares of Series B Preferred Stock.

On August 22, 2018, the Company issued 25,000 shares of Series B Preferred Stock to Kevin G Malone in exchange for 25,000 of his shares of Series A Preferred Stock pursuant to Section 3(a)(9) of the Securities Act.

Market Price, Dividends, and Related Stockholder Matters

Our Common Stock currently trades on the OTC Pink Sheets under the symbol “SPRN” and the closing bid price of our Common Stock on April 9, 2019 was $ 0.0041.

Our Common Stock currently trades on a sporadic and limited basis.

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As of April 9, 2019, there were approximately 22 stockholders of record.

We do not have an equity incentive plan.

We have not declared any cash dividends on our common stock in the past two years and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business. Any decisions as to future payments of dividends will depend on our earnings and financial position and such other facts, as the Board of Directors deems relevant.

Options and Warrants

There are no outstanding options or warrants.

Anti-takeover Provisions

Certain provisions of our Articles of Incorporation and By-Laws may make it more difficult and time-consuming to acquire the Company, thereby reducing our vulnerability to an unsolicited proposal for our takeover. These provisions are outlined below.

Preferred Stock

We are authorized to issue up to 25 million (25,000,000) shares of preferred stock, par value $0.0001 per share, in one or more classes or series within a class as may be determined by our board of directors, who may establish, from time to time, the number of shares to be included in each class or series, may fix the designation, powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof. Any preferred stock so issued by the board of directors may rank senior to other existing classes of capital stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of us, or both. Moreover, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, under certain circumstances, the issuance of preferred stock or the existence of the unissued preferred stock might tend to discourage or render more difficult a merger or other change of control. Currently, no shares of our preferred stock have been designated any rights and we have no shares of preferred stock issued and outstanding.

Nevada Law

Certain provisions of Nevada law may have an anti-takeover effect and may delay or prevent a tender offer or other acquisition transaction that a stockholder might consider to be in his or her best interest. The summary of the provisions of Nevada law set forth below does not purport to be complete and is qualified in its entirety by reference to Nevada law.

The issuance of shares of preferred stock, the issuance of rights to purchase such shares, and the imposition of certain other adverse effects on any party contemplating a takeover could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of our Preferred Stock if the option to acquire such shares is exercised would impede a business combination by the voting and conversion rights that would enable a holder to block such a transaction. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of holders of our Common Stock.

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Under Nevada law, a director, in determining what he reasonably believes to be in or not opposed to the best interests of the corporation, does not need to consider only the interests of the corporation’s stockholders in any takeover matter but may also, in his discretion, may consider any of the following:

•	The interests of the corporation’s employees, suppliers, creditors and customers;

•	The economy of the state and nation;

•	The impact of any action upon the communities in or near which the corporation’s facilities or operations are located;

•	The long-term interests of the corporation and its stockholders, including the possibility that those interests may be best served by the continued independence of the corporation; and

•	Any other factors relevant to promoting or preserving public or community interests.

Because our Board of Directors is not required to make any determination on matters affecting potential takeovers solely based on its judgment as to the best interests of our stockholders, our board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which such stockholders might receive a premium for their stock over the then market price of such stock. Our board presently does not intend to seek stockholder approval prior to the issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES LIABILITIES

Our bylaws, subject to the provisions of Nevada Law, contain provisions which allow the corporation to indemnify any person against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to us if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the corporation. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this Offering, there has been a limited market for our Common Stock. Future sales of substantial amounts of our Common Stock, or securities or instruments convertible into our Common Stock, in the public market, or the perception that such sales may occur, could adversely affect the market price of our Common Stock prevailing from time to time. Furthermore, because there will be limits on the number of shares available for resale shortly after this Offering due to contractual and legal restrictions described below, there may be resales of substantial amounts of our Common Stock in the public market after those restrictions lapse. This could adversely affect the market price of our Common Stock prevailing at that time.

Upon completion of this Offering, assuming the maximum number of shares of Common Stock offered in this Offering are sold, there will be 2,092,880,572 shares of our Common Stock outstanding.

Rule 144

The shares of Common Stock sold in this offering are not considered “restricted securities” under Securities Act Rule 144. As a result, sales of the securities by persons who are not affiliates of the Company would not be subject to any transfer restrictions under Rule 144. Affiliates will continue to be subject to the limitations of Rule 144, other than the holding period requirement. A person who is an affiliate of ours at such time or during the prior 90 days would be would be entitled to sell within any three-month period only a number of shares that does not exceed 1% of the number of shares of our Common Stock then outstanding.

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Transfer Agent

Below is the name, mailing address, phone and fax numbers, email address and website of our transfer agent:

Action Stock Transfer

2469 E. Fort Union Blvd, Suite 214

Salt Lake City, UT 84121

Phone: (801) 274-1088

Fax: (801) 274-1099

www.actionstocktransfer.com

LEGAL MATTERS

Certain legal matters with respect to the shares of Common Stock offered hereby will be passed upon by Philip Magri of Magri Law, LLC.

EXPERTS

The financial statements of the Company appearing elsewhere in this Offering Circular have been prepared by management and have not been reviewed by an independent accountant.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Regulation A Offering Statement on Form 1-A under the Securities Act with respect to the shares of Common Stock offered hereby. This Offering Circular, which constitutes a part of the Offering Statement, does not contain all of the information set forth in the Offering Statement or the exhibits and schedules filed therewith. For further information about us and the Common Stock offered hereby, we refer you to the Offering Statement and the exhibits and schedules filed therewith. Statements contained in this Offering Circular regarding the contents of any contract or other document that is filed as an exhibit to the Offering Statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Offering Statement. Upon the completion of this Offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The address of this site is www.sec.gov.

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SUPERNOVA ENERGY, INC.

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

40

SUPERNOVA ENERGY, INC.

Condensed Balance Sheets

(Unaudited)

	December 31,	December 31,
	2017	2016
ASSETS
Current Assets
Cash and cash equivalents	$79	$7,182
Related-party receivables	6,238	19,426
Deposits	—	2,008
Prepaid expenses	500	—
Total Current Assets	$6,817	$28,616

Property and Equipment
Oil and gas properties (full cost method)
Proved	$822,897	$802,897
Unproved	546,325	546,325
Support equipment	267,631	267,631
Total property, plant and equipment	1,636,853	1,616,853
Accumulated depletion, depreciation, and impairment	(1,201,300)	(1,034,863)
Total oil and gas properties, net	435,553	581,990
TOTAL ASSETS	$442,370	$610,606
LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued expenses	$182,115	$326,850
Accounts payable and accrued expenses, related parties	62,075	197,182
Notes payable	574,000	524,000
Note payable - convertible	—	150,000
Notes payable - related parties	20,000	20,000
Total Current Liabilities	$1,138,190	$1,218,032

Long-term liabilities
Asset retirement obligations, net	157,752	157,752
TOTAL LIABILITIES	$1,295,942	$1,375,784

SHAREHOLDERS' DEFICIT
Preferred stock, 2,000,000 shares authorized at par value of $0.10;
577,600 and 809,400 shares issued and outstanding, respectively	$57,760	$80,940
Common stock, 100,000,000 shares authorized at par value of $0.001;
45,000,572 and 6,820,572 shares issued and outstanding, respectively	45,001	6,821
Additional paid-in capital	2,919,133	2,709,133
Accumulated deficit	(3,875,466)	(3,562,072)
TOTAL SHAREHOLDERS' DEFICIT	(853,572)	(765,178)
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$442,370	$610,606

The accompanying notes are an integral part of these unaudited financial statements

F-1

SUPERNOVA ENERGY, INC.

Condensed Statements of Operations (Unaudited)

	Year Ended
	December 31,
	2017	2016

Revenues	$83,108	$104,932

OPERATING EXPENSES
Depletion, depreciation, amortization and accretion expense	$166,466	$168,000
Lease operating expenses	122,026	90,357
Professional fees	178,799	152,236
Impairment of oil and gas properties	—	(423,489)
General and administrative expenses	74,680	72,916
TOTAL OPERATING EXPENSES	$541,971	$60,020

Loss from Operations	(458,863)	44,912

OTHER INCOME (EXPENSE)
Gain on settlement of debt	$172,735	$—
Interest expense	(27,266)	(51,941)
Total other expenses	$145,469	$(51,941)

NET LOSS	(313,394)	(7,029)

NET LOSS PER SHARE, BASIC AND DILUTED	$(0.01)	$(0.00)

WEIGHTED AVERAGE SHARES OUTSTANDING, BASIC AND DILUTED	25,782,983	5,983,933

The accompanying notes are an integral part of these unaudited financial statements

F-2

SUPERNOVA ENERGY, INC.

Statements of Stockholders' Equity

(Unaudited)

	Preferred Stock		Common Stock		Additional		Total
	Shares	Amount	Number of Shares	Amount	Paid in Capital	Accumulated Deficit	Stockholder's Equity

Balance - December 31, 2015	809,400	$80,940	6,820,572	$6,821	$2,709,133	$(3,555,043)	$(758,149)
Net loss	—	—	—	—	—	(7,029)	(7,029)
Balance - December 31, 2016	809,400	$80,940	6,820,572	$6,821	$2,709,133	$(3,562,072)	$(765,178)
Debt converted to common	—	—	15,000,000	15,000	135,000	—	150,000
Preferred stock converted to common stock	(231,800)	(23,180)	23,180,000	23,180	75,000	—	75,000
Net loss		—	—	—	—	(313,394)	(313,394)
Balance - December 31, 2017	577,600	$57,760	45,000,572	$45,001	$2,919,133	$(3,875,466)	$(853,572)

The accompanying notes are an integral part of these unaudited financial statements

F-3

SUPERNOVA ENERGY, INC.

Condensed Statements of Cash Flows

(Unaudited)

	Year Ended
	December 31,
	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(313,394)	$(7,029)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, depletion, amortization and accretion	166,466	(255,489)
Changes in operating assets and liabilities:
Deposits	(2,008)	—
Prepaid expenses	(500)	—
Accounts receivable	13,188	(16,239)
Accounts payable and accrued expenses	159,251	65,667
Accounts payable and accrued expenses - related party	(135,107)	34,100
Net cash used in Operating Activities	$(112,104)	$(178,990)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of well operating equipment	$—	$(176,500)
Oil and gas lease - proved	(20,000)	—
Net cash used in investing activities	$(20,000)	$(176,500)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from preferred stock	$75,000	$—
Proceeds from note payable	50,000	—
Proceeds from note payable - related party	—	346,376
Net cash provided by Financing Activities	$125,000	$346,376

Net decrease in cash and cash equivalents	(7,104)	(9,114)
Cash and cash equivalents, beginning of period	7,182	16,296
Cash and cash equivalents, end of period	$78	$7,182

Supplemental cash flow information
Cash paid for interest	—	—
Cash paid for taxes	—	—

Non-cash transactions:
Conversion of preferred stock into common stock	$23,180	$—
Conversion of note payable	$150,000	$—
Cash paid by lender in oil and gas property purchase	$—	$176,500

The accompanying notes are an integral part of these unaudited financial statements

F-4

SUPERNOVA ENERGY INC.

Notes to the Consolidated Financial Statements

(Presented in US dollars)

December 31, 2017

NOTE 1 – NATURE OF BUSINESS

Supernova Energy, Inc. (“the Company”) is an oil and gas exploration and production company incorporated in the state of Nevada on June 22, 2009. On October 21, 2013, the Company elected to change its corporate name from Northumberland Resources, Inc. to Supernova Energy, Inc.

The accompanying financial statements have been prepared by the Company without an audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows at December 31, 2017, and for all periods presented herein, have been made.

NOTE 2 – GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

To continue as a going concern, the Company will need, among other things, additional capital resources. Management's plan is to obtain such resources for the Company by obtaining capital from management and significant shareholders sufficient to meet its minimal operating expenses and seeking equity and/or debt financing. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

For the year ending December 31, 2017, the Company incurred net loss of $313,394. At December 31, 2017, there is an accumulated deficit of $3,875,466 and the Company has $1,131,373 of working capital. There are limited assets to fund short term operating cash flow or service debt obligations. There is no assurance that financing will be available in the future. In view of these matters, there is substantial doubt that the Company will continue as a going concern. The Company is currently pursuing sources of short and long-term working capital.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid investments with the original maturities of three months or less to be cash equivalents. The Company had $79 and $7,182 of cash and cash equivalents at December 31, 2017 and 2016, respectively.

F-5

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made in preparing these financial statements include the estimate of proved oil and gas reserves and related present value estimates of future net cash flows therefrom and the assessment of asset retirement obligations.

Recent Accounting Pronouncements

The Company has evaluated recent accounting pronouncements and their adoption has not had or is not expected to have a material impact on the Company’s financial position or statements.

Oil and Gas Properties

The Company uses the full cost method of accounting for oil and natural gas properties. Under this method, all acquisition, exploration and development costs, including certain payroll, asset retirement costs, other internal costs, and interest incurred for finding oil and natural gas reserves, are capitalized. Internal costs that are capitalized are directly attributable to acquisition, exploration and development activities and do not include costs related to production, general corporate overhead or similar activities. Costs associated with production and general corporate activities are expensed in the period incurred. Proceeds from the sale of oil and natural gas properties are applied to reduce the capitalized costs of oil and natural gas properties unless the sale would significantly alter the relationship between capitalized costs and proved reserves, in which case a gain or loss is recognized.

Capitalized costs associated with impaired properties and capitalized costs related to properties having proved reserves, plus the estimated future development costs, and asset retirement costs under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 410 “Asset Retirement and Environmental Obligations” (FASB ASC 410), are amortized using the unit-of-production method based on proved reserves. Capitalized costs of oil and natural gas properties, net of accumulated amortization and deferred income taxes, are limited to the total of estimated future net cash flows from proved oil and natural gas reserves, discounted at ten percent, plus the cost of unevaluated properties.

There are many factors, including global events that may influence the production, processing, marketing and price of oil and natural gas. A reduction in the valuation of oil and natural gas properties resulting from declining prices or production could adversely impact depletion rates and capitalized cost limitations. Capitalized costs associated with properties that have not been evaluated through drilling or seismic analysis, including exploration wells in progress, are excluded from the unit-of-production amortization. Exclusions are adjusted annually based on drilling results and interpretative analysis.

Sales of oil and natural gas properties are accounted for as adjustments to the net full cost pool with no gain or loss recognized, unless the adjustment would significantly alter the relationship between capitalized costs and proved reserves. If it is determined that the relationship is significantly altered, the corresponding gain or loss will be recognized in the statements of operations.

Costs of oil and gas properties are depleted using the unit-of-production method. For the years ended December 31, 2017 and 2016, the Company recognized $166,466 and $168,000, respectively of depletion expense related to oil and gas production.

F-6

Ceiling Test – In applying the full cost method and in accordance with ASC 932, the Company performs an impairment test (ceiling test) at each reporting date, whereby the carrying value of property and equipment is compared to the value of its proved reserves discounted at a ten percent interest rate of future net revenues, based on current economic and operating conditions, plus the cost of Properties not being amortized, plus the lower of cost or fair market value of unproved properties included in costs being amortized, less the income tax effects related to book and tax basis differences of the properties. During the years ended December 31, 2017 and 2016, no impairment expense was recorded in connection with the full cost ceiling test calculation.

Revenue Recognition – Revenues from the sale of oil and natural gas are recognized when the product is delivered at a fixed or determinable price, title has transferred, and collectability is reasonably assured. For oil sales, this occurs when the customer takes delivery of oil from the operators’ storage tanks.

Asset Retirement Obligations

The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. If the liability is settled for an amount other than the recorded amount, a gain or loss is recognized.

Long-Lived Assets

Long-lived assets include equipment and intangible assets other than those with indefinite lives. We assess the carrying value of our long-lived asset groups when indicators of impairment exist and recognize an impairment loss when the carrying amount of a long-lived asset is not recoverable from the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Indicators of impairment include significant underperformance relative to historical or projected future operating results, significant changes in our use of the assets or in our business strategy, loss of or changes in customer relationships and significant negative industry or economic trends. When indications of impairment arise for a particular asset or group of assets, we assess the future recoverability of the carrying value of the asset (or asset group) based on an undiscounted cash flow analysis. If carrying value exceeds projected, net, undiscounted cash flows, an additional analysis is performed to determine the fair value of the asset (or asset group), typically a discounted cash flow analysis, and an impairment charge is recorded for the excess of carrying value over fair value.

Property and equipment are recorded at historical cost less accumulated depreciation, unless impaired. Depreciation is charged to operations over the estimated useful lives of the assets using the straight-line. Upon retirement or sale, the historical cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized. Expenditures for repairs and maintenance are charged to expense as incurred.

Income Taxes

Income taxes are provided in accordance with FASB Codification Topic 740, Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss-carry forwards.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

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The asset and liability approach is used to account for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Fair Value Measurements

The fair value of a financial instrument is the amount that could be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. A fair value hierarchy is used to prioritize the quality and reliability of the information used to determine fair values. Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is defined into the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities

Level 2: Observable market-based inputs or inputs that are corroborated by market data Level 3: Unobservable inputs that are not corroborated by market data

Basic and Diluted Loss per Share

Basic and diluted loss per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common stock during the period. Diluted earnings per share is calculated by dividing the Company’s net income available to common shareholders by the diluted weighted average number of shares outstanding during the year. Diluted loss per share is the same as basic loss per share during periods where net losses are incurred since the inclusion of the potential common stock equivalents would be anti-dilutive as a result of the net loss.

NOTE 4 – PROPERTY AND EQUIPMENT

As of December 31, 2017, and 2016 the Company’s oil and gas pumping and support equipment consisted of the following:

	December 31,	December 31,
	2017	2016

Oil and gas pumping and support equipment	$267,631	$267,631
Accumulated depreciation	(267,631)	(221,164)
Net	$—	$46,467

During 2016, the entry that was made in 2015 to impairment for equipment in the amount of $94,466 was reversed due to operations resuming production. Also, during 2016, $48,000 was charged to depreciation resulting in a net balance for Oil and gas pumping and support equipment in the amount of $46,467.

During the year ended December 31, 2017, $46,467 was depreciated.

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NOTE 5 – OIL AND GAS PROPERTIES

As of December 31, 2017, and 2016 the Company’s oil and gas properties consisted of the following:

	December 31,	December 31,
	2017	2016
Proved producing properties	$822,897	$802,897
Proved non-producing properties	—	—
Unproved properties	396,325	396,325
Unproved purchase OMR Drilling	150,000	150,000
Accumulated depletion	(933,669)	(813,699)
Net Oil and Gas Properties	$435,553	$535,523

On January 29, 2015, the registrant entered into a Drilling Agreement with an unrelated third party whereby the Company will pay $100,000 to drill the well and $50,000 to complete the well. In return, the Company will receive a 100% working interest and an 80% net revenue interest in the well. During the year ended December 31, 2015 the $50,000 paid for drilling costs was repaid to the Company.

On January 28, 2015, the registrant entered an Assignment of Oil & Gas Lease with an unrelated third party whereby the Company was assigned the entire 80% working interest in and to certain leaseholds in Russell County, Kentucky.

During the year ending December 31, 2015, the Company impaired the value of its proven and unproven reserves and support equipment of $329,023 due to lower oil prices. For the year ending December 31, 2016, the Company reversed the impairment in the amount of $329,023 made in 2015 of its proven and unproven reserves because of the recommencement of production and improved oil prices. The Company also acquired new leases and title at a cost of $41,500. During March 2017, the Company sold the Dannebohm lease for $40,000. During the year ended December 31, 2017, $60,000 of upgrades were completed and capitalized to provide producing properties.

NOTE 6 – NOTES PAYABLE

During the year ending December 31, 2016 the Company borrowed a total $346,500 from unrelated third parties pursuant to three note agreements. The notes bear interest at a rate of 5% per annum and are due one year from the date of issuance.

For the year ending December 31, 2017 the Company borrowed a total of $50,000 from two unrelated party bear interest at a rate of 8% per annum. The notes are due one year from the date of issuance.

NOTE 7 – NOTES PAYABLE - CONVERTIBLE

On January 29, 2015, the Company entered into a Promissory Note in the amount of $150,000 with an unrelated third party whereby the Company will pay interest in the amount of 10% annually and the note is due June 29, 2015. The proceeds were paid directly to the third party. The lender has the option to convert any remaining outstanding balance after the due date to preferred shares of the registrant at the price of $1.00 per share. As the conversion price is fixed the Company has determined there is no embedded financial derivative. The Company recorded beneficial conversion feature debt discount of $150,000 related to the conversion option. This debt discount has been fully amortized during the year ending December 31, 2016 to interest expense. During the year ended December 31, 2017, the $150,000 note was converted into stock for a total of 15,000,000 common stock being issued at $0.01.

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NOTE 8 – NOTES PAYABLE – RELATED PARTIES

On August 21, 2013, the Company borrowed $5,000 from a related party, with principal due in full on August 21, 2014, along with an additional $500 in accrued interest. As of December 31, 2017, the note is in default.

On November 20, 2014, the Company entered into a promissory note agreement with a related party. Pursuant to the terms of the note, the Company borrowed $15,000, which accrues interest at a rate of five percent per annum. The note is unsecured and is due in full, along with all accrued interest, on November 20, 2015.

The principal on all Notes Payable – Related Parties was $20,000 at December 31, 2017.

NOTE 9 – PREFERRED STOCK

The Company is authorized to issue 2,000,000 shares of preferred stock at a par value of $0.10. As of December 31, 2017, and 2016, there was 577,600 and 809,400 shares of preferred stock issued and outstanding, respectively.

On February 26, 2014, the Company issued 65,000 shares of preferred stock for cash at $1.00 per share, resulting in total cash proceeds of $65,000. The preferred shares have 1:100 conversion and voting rights. As the conversion price is fixed the Company has determined there is no embedded financial derivative.

On February 4, 2015, the holder of 65,000 shares of preferred stock converted 65,000 shares of preferred stock into 6,500,000 shares of common stock.

On March 8, 2017, the Company signed a subscription agreement for the purchase of 75,000 preferred shares at $1.00 per share. On March 29, 2017, the $75,000 was received by the Company. These shares have not yet been issued.

During the year ended December 31, 2017, 231,800 preferred shares were converted into 23,180,000 common stock.

NOTE 10 – COMMON STOCK

The total number of shares of capital stock which the Company shall have authority to issue is 100,000,000 common stock with a par value of $0.001. At December 31, 2017 and 2016, there are 45,000,572 and 6,820,572 common stock issued and outstanding, respectively

On October 21, 2013, the Company elected to reduce its authorized number of common stock from 200,000,000 to 100,000,000. On September 15, 2013, the Company authorized a reverse-split of its common stock on a one-share-for-two-shares basis. All references to common stock have been restated to retroactively incorporate the effects of this transaction.

During the year ended December 31, 2013 the Company issued 1,100 shares of common stock upon the conversion of a $100,000 convertible note payable and related accrued interest payable. The Company also issued 5,021 shares of common stock for cash at $93 per share, resulting in total cash proceeds of $465,000.

On July 21, 2014, the Company elected to perform a reverse-split of its common stock on a one-share-for-one-hundred-share basis, with no change to the authorized common stock. All references to common stock activity in these financial statements have been retroactively restated to incorporate the effects of this reverse-stock-split.

On February 4, 2015, the holder of 65,000 shares of preferred stock converted 65,000 shares of preferred stock into 6,500,000 shares of common stock.

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On February 21, 2017, the Company converted the $150,000 promissory note into stock for a total of 15,000,000 common stock being issued at $0.01.

During the year ended December 31, 2017, 231,800 preferred shares were converted into 23,180,000 common stock.

NOTE 11 – INCOME TAXES

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax liabilities and assets at currently enacted tax rates for the expected future tax consequences of events that have been included in the financial statements or tax returns. A valuation allowance is recognized to reduce the net deferred tax asset to an amount that is more likely than not to be realized.

ASC 740 provides guidance on the accounting for uncertainty in income taxes recognized in a company’s financial statements. ASC 740 requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements.

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (the “Act”) resulting in significant modifications to existing law. The Company has completed the accounting for the effects of the Act during the quarter ended December 31, 2017. The Company’s financial statements for the year ended December 31, 2017 reflect certain effects of the Act which includes a reduction in the corporate tax rate from 34% to 21% as well as other changes.

The provision for income taxes differs from the amounts which would be provided by applying the statutory federal income tax rate of 34% to the net loss before provision for income taxes for the following reasons:

	December 31,	December 31,
	2017	2016
Income tax expense (benefit) at statutory rate 34%	$(106,554)	$(2,390)
Change in valuation allowance	106,554	2,390
Total provision for income taxes	$—	$—

Net deferred tax assets consist of the following components as of:

	December 31,	December 31,
	2017	2016
Loss carry forwards (expire through 2033)	$1,317,658	$1,211,104
Effect of change in the statutory rate	(503,810)	—
Valuation allowance	(813,848)	(1,211,104)
Net deferred taxes	$—	$—

At December 31, 2017, the Company had net operating loss carry forwards of approximately $810,698 through 2033. No tax benefit has been reported in the December 31, 2017 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount. Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carry forwards may be limited as to use in future years.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Compensation to Directors – The Company has entered into an employee contract with its officer and director for $2,500 per month

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NOTE 13 – SUBSEQUENT EVENTS

Subsequent to December 31, 2017, the Company borrowed a total $35,000 from unrelated third parties pursuant to two note agreements. The notes bear interest at a rate of 8% per annum and are due one year from the date of issuance

Subsequent to December 31,2017 the Corporation filed a Certificate of Amendment to Articles of Incorporation of the Corporation with the Secretary of State of Nevada on June 1, 2018 thereby amending the authorized capitalization of the Corporation to consist of 3 billion (3,000,000,000) shares of common stock, par value $0.0001 per share (the “Common Stock”), and 25 million (25,000,000) shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”);

On June 6, 2018, the Company filed a Certificate of Designation with the Nevada Secretary of State thereby designating 2 million (2,000,000) shares as Series A Convertible Preferred Stock (the “Series A Preferred Stock”). On June 06, 2018, the Company automatically converted the 727,600 shares of Preferred Stock outstanding before the Amendment into shares of Series A Preferred Stock, without any action required by the holders thereof, on a one-for-one basis pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended, available under Section 3(a)(9) promulgated thereunder.

In accordance with ASC 855-10, the Company’s management has reviewed all material events and there are no additional material subsequent events to report.

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